UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

KINDER MORGAN, INC.

(Name of the Issuer)

Kinder Morgan, Inc. Knight Holdco LLC Knight Acquisition Co. Richard D. Kinder William V. Morgan Portcullis Partners, LP Portcullis G.P., LLC Michael C. Morgan	Fayez Sarofim C. Park Shaper Steven J. Kean David D. Kinder Joseph Listengart Kimberly Allen Dang James E. Street

(Name of Person(s) Filing Statement)

Common Stock, par value $5.00 per share

(Title of Class of Securities)

49455P101

(CUSIP Number of Class of Securities)

Kinder Morgan, Inc. c/o Joseph Listengart Vice President, General Counsel and Secretary 500 Dallas Street, Suite 1000 Houston, Texas 77002 (713) 369-9000

Knight Holdco LLC
Knight Acquisition Co.
c/o Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attn: Daniel A. Neff
Attn: David M. Silk
Attn: Mitchell S. Presser
Attn: Igor Kirman
(212) 403-1000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Gary W. Orloff R. Daniel Witschey, Jr. Bracewell & Giuliani LLP 711 Louisiana Street Suite 2300 Houston, Texas 77002 (713) 223-2300	Michael P. Rogan Stephen W. Hamilton Frank Ed Bayouth Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Ave., N.W. Washington, D.C. 20005 (713) 371-7000	James R. Westra R. Jay Tabor Weil, Gotshal & Manges LLP 100 Federal Street, Floor 34 Boston, Massachusetts 02110 (617) 772-8300	Daniel A. Neff David M. Silk Mitchell S. Presser Igor Kirman Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 (212) 403-1000

This statement is filed in connection with (check the appropriate box):

(a)	☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or
Rule 13e-3(c) under the Securities Exchange Act of 1934.
(b)	☐ The filing of a registration statement under the Securities Act of 1933.
(c)	☐ A tender offer.
(d)	☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$14,589,655,838	$1,561,094

                  * Calculated solely for the purpose of determining the filing fee. The transaction valuation is determined based upon the sum of (a) the product of (i) 133,990,784 shares of Kinder Morgan common stock outstanding on September 19, 2006, and (ii) the merger consideration of $107.50 per share (equal to $14,404,009,280) and (b) an aggregate of $185,646,558 expected to be paid upon the cancellation of outstanding options having an exercise price less than $107.50 or in connection with restricted stock or restricted stock units under certain stock or benefit plans (the “Total Consideration”).

            ** In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(c)(1) promulgated thereunder, the filing fee was determined by multiplying 0.000107 by the Total Consideration.

            ☒ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $1,561,094

Form or Registration No.: Schedule 14A

Filing Party:  Kinder Morgan, Inc.

Date Filed: September 22, 2006

INTRODUCTION

This Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed by (1) Kinder Morgan, Inc., a Kansas corporation (“Kinder Morgan” or the “Company”), the issuer of the Kinder Morgan common stock, par value $5.00 per share, that is subject to the Rule 13e-3 transaction, (2) Knight Holdco LLC (“Parent”), a Delaware limited liability company, (3) Knight Acquisition Co. (“Acquisition Co.”), a Kansas corporation that is a wholly owned subsidiary of Parent, (4) Richard D. Kinder, Chairman of the Board of Directors and Chief Executive Officer of Kinder Morgan, and (5) Portcullis Partners, LP, a Texas limited partnership (“Portcullis Partners”), Portcullis G.P., LLC, a Texas limited liability company that is the general partner of Portcullis Partners (“Portcullis GP”), William V. Morgan, the former President, Vice Chairman and director of Kinder Morgan and the Manager of Portcullis GP, Michael C. Morgan, a director of Kinder Morgan, Fayez Sarofim, a director of Kinder Morgan, C. Park Shaper, the President of Kinder Morgan, Steven J. Kean, Executive Vice President and Chief Operating Officer of Kinder Morgan, David D. Kinder, Vice President, Corporate Development and Treasurer of Kinder Morgan, Joseph Listengart, Vice President, General Counsel and Secretary of Kinder Morgan, Kimberly Allen Dang, Chief Financial Officer and Vice President, Investor Relations of Kinder Morgan, and James E. Street, Vice President, Human Resources of Kinder Morgan. Mr. Richard Kinder, Portcullis Partners, Portcullis GP, Mr. William Morgan, Mr. Michael Morgan, Mr. Sarofim, Mr. Shaper, Mr. Kean, Mr. David Kinder, Mr. Listengart, Mrs. Dang and Mr. Street are sometimes referred to herein collectively as the “Rollover Investors.” Kinder Morgan, Parent, Acquisition Co. and the Rollover Investors are sometimes referred to herein collectively as the “Filing Persons,” although each Filing Person expressly disclaims any obligation to file this Transaction Statement. This Transaction Statement relates to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 28, 2006, by and among Kinder Morgan, Parent and Acquisition Co.

If the merger is consummated, Acquisition Co. will be merged with and into Kinder Morgan, with Kinder Morgan continuing as the surviving corporation (the “Surviving Corporation”) and as a wholly owned subsidiary of Parent (the “Merger”). Upon consummation of the Merger, each share of Kinder Morgan common stock issued and outstanding immediately prior to the effective time of the Merger (other than shares held in the treasury of Kinder Morgan, or owned by its wholly owned subsidiaries, or by Parent or Acquisition Co. immediately prior to the effective time of the Merger (including shares contributed to Parent by the Rollover Investors prior to the Merger), or held by stockholders who are entitled to and who properly exercise appraisal rights under Kansas law) will be converted into the right to receive $107.50 in cash, without interest. Upon consummation of the Merger, unless otherwise agreed between a holder and Parent, all outstanding options to purchase shares of Kinder Morgan common stock granted under any of Kinder Morgan’s employee or director equity plans, whether vested or unvested, will at the effective time of the Merger become fully vested and be cancelled and converted into a right to receive a cash payment equal to the number of shares of Kinder Morgan common stock underlying the options multiplied by the amount (if any) by which $107.50 exceeds the option exercise price, without interest and less any applicable withholding taxes. Unless otherwise agreed between a holder and Parent, all shares of Kinder Morgan restricted stock or restricted stock units under Kinder Morgan’s stock plans or benefit plans will vest in full and be cancelled and converted into the right to receive a cash payment equal to the number of outstanding shares of restricted stock, multiplied by $107.50, without interest and less any applicable withholding taxes. In addition to the Rollover Investors, certain members of senior management and other employees of Kinder Morgan will also be permitted to contribute shares of Kinder Morgan common stock to, or to invest cash in, Parent.

Concurrently with the filing of this Transaction Statement, Kinder Morgan is filing with the Securities and Exchange Commission a preliminary Proxy Statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the special meeting of the stockholders of Kinder Morgan at which the stockholders of Kinder Morgan will consider and vote upon a proposal to approve and adopt the Merger Agreement. The approval and adoption of the Merger

Agreement requires the affirmative vote of at least the holders of two-thirds of all of the Kinder Morgan common stock then entitled to vote at the special meeting on that matter.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement. All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person and none of the Filing Persons, including Kinder Morgan, takes responsibility for the accuracy of any information not supplied by such Filing Person.

The filing of this Transaction Statement shall not be construed as an admission by any of the Filing Persons, or by any affiliate of a Filing Person, that Kinder Morgan is “controlled” by any other Filing Person or that any Filing Person is an “affiliate” of Kinder Morgan within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

2

Item 1.                        Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

Item 2.                        Subject Company Information.

Regulation M-A Item 1002

(a)   Name and Address.   The Company’s name and the address and telephone number of its principal executive offices are as follows:

Kinder Morgan, Inc.
500 Dallas Street, Suite 1000
Houston, Texas 77002
(713) 369-9000

(b)   Securities.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Notice of Special Meeting”
“Questions and Answers about the Special Meeting and the Merger”
“The Special Meeting—Record Date, Outstanding Shares and Voting Rights”

(c)   Trading Market and Price.   The information set forth in the Proxy Statement under the caption “Other Important Information Regarding Kinder Morgan—Price Range of Common Stock and Dividend Information” is incorporated herein by reference.

(d)   Dividends.   The information set forth in the Proxy Statement under the caption “Other Important Information Regarding Kinder Morgan—Price Range of Common Stock and Dividend Information” is incorporated herein by reference.

(e)   Prior Public Offerings.   None.

(f)    Prior Stock Purchases.   The information set forth in the Proxy Statement under the caption “Other Important Information Regarding Kinder Morgan—Prior Purchases and Sales of Kinder Morgan Common Stock” is incorporated herein by reference.

Item 3.                        Identity and Background of Filing Persons.

Regulation M-A Item 1003

(a)   Name and Address.   The information set forth in Schedules I, II, III, IV, V and VI to this Transaction Statement and the information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Parties to the Merger”
“Summary Term Sheet—The Merger”
“The Parties to the Merger”
“Special Factors—Effects of the Merger”
“Other Important Information Regarding Kinder Morgan—Directors and Executive Officers of Kinder Morgan”

3

“Other Important Information Regarding Kinder Morgan—Security Ownership of Certain Beneficial Owners and Management”

(b)   Business and Background of Entities.   The information set forth in Schedules I, II, III, IV, V and VI to this Transaction Statement and the information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Parties to the Merger”
“Summary Term Sheet—The Merger”
“The Parties to the Merger”
“Other Important Information Regarding Kinder Morgan—Directors and Executive Officers of Kinder Morgan”

(c)   Business and Background of Natural Persons.   The information set forth in Schedules I, II, III, IV, V and VI to this Transaction Statement and the information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Effects of the Merger”
“Other Important Information Regarding Kinder Morgan—Directors and Executive Officers of Kinder Morgan”

Item 4.                        Terms of the Transaction.

Regulation M-A Item 1004

(a)   Material Terms.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors”
“The Special Meeting”
“The Merger Agreement”
Annex A—Agreement and Plan of Merger

(c)   Different Terms.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors—Effects of the Merger”
“Special Factors—Interests of Certain Persons in the Merger”
“Special Factors—Financing of the Merger”
“Special Factors—Provisions for Unaffiliated Security Holders”
“The Merger Agreement—Effect of the Merger on the Common Stock and Stock Options of Kinder Morgan”
“The Merger Agreement—Other Covenants and Agreements—Indemnification of Directors and Officers; Insurance”

(d)   Appraisal Rights.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Appraisal Rights”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors—Appraisal Rights of Stockholders”
Annex D—Section 17-6712 of the Kansas General Corporation Code

4

(e)   Provisions for Unaffiliated Security Holders.   The information set forth in the Proxy Statement under the caption “Special Factors—Provisions for Unaffiliated Security Holders” is incorporated herein by reference.

(f)    Eligibility for Listing or Trading.   Not applicable.

Item 5.                        Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a)   Transactions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Special Factors—Background of the Merger”
“Special Factors—Interests of Certain Persons in the Merger”

The Goldman Sachs Group, Inc. (directly or indirectly through subsidiaries or affiliated companies or both) is an investment banking firm that regularly performs services such as acting as a financial advisor and serving as principal or agent in the purchase and sale of securities, which may include the securities of Kinder Morgan and/or its affiliates. In addition, J. Aron & Company, a wholly owned subsidiary of Goldman Sachs, in the ordinary course of its business enters into commodity hedging transactions with Kinder Morgan and/or its affiliates.  Additionally, certain of AIG’s subsidiaries may provide insurance or other financial services in the ordinary course of business to Kinder Morgan and/or its affiliates, and AIG Financial Products Corp., in the ordinary course of its business, has entered into interest rate and currency hedging transactions with a subsidiary of Kinder Morgan.

(b)   Significant Corporate Events.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Special Factors—Background of the Merger”
“Special Factors—Recommendation of the Special Committee and the Board of Directors; Reasons for Recommending Approval and Adoption of the Merger”
“Special Factors—Position of Rollover Investors as to Fairness”
“Special Factors—Position of Parent and Acquisition Co. as to Fairness”
“Special Factors—Purpose and Reasons for the Merger of the Rollover Investors, Parent and Acquisition Co.”
“Special Factors—Purposes, Reasons and Plans for Kinder Morgan after the Merger”
“Special Factors—Effects of the Merger”
“Special Factors—Interests of Certain Persons in the Merger”
“The Merger Agreement”
Annex A—Agreement and Plan of Merger

(c)   Negotiations or Contacts.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Special Factors—Background of the Merger”
“Special Factors—Recommendation of the Special Committee and the Board of Directors;
Reasons for Recommending Approval and Adoption of the Merger”
“Special Factors—Position of Rollover Investors as to Fairness”
“Special Factors—Position of Parent and Acquisition Co. as to Fairness”
“Special Factors—Purpose and Reasons for the Merger of the Rollover Investors, Parent and

5

Acquisition Co.”
“Special Factors—Purposes, Reasons and Plans for Kinder Morgan after the Merger”
“Special Factors—Effects of the Merger”
“Special Factors—Interests of Certain Persons in the Merger”
“The Merger Agreement”
Annex A—Agreement and Plan of Merger

(e)   Agreements Involving the Subject Company’s Securities.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Special Factors—Background of the Merger”
“Special Factors—Recommendation of the Special Committee and the Board of Directors;
Reasons for Recommending Approval and Adoption of the Merger”
“Special Factors—Position of Rollover Investors as to Fairness”
“Special Factors—Position of Parent and Acquisition Co. as to Fairness”
“Special Factors—Purpose and Reasons for the Merger of the Rollover Investors, Parent and Acquisition Co.”
“Special Factors—Purposes, Reasons and Plans for Kinder Morgan after the Merger”
“Special Factors—Effects of the Merger”
“Special Factors—Interests of Certain Persons in the Merger”
“Special Factors—Financing of the Merger”
“The Special Meeting—Quorum; Vote Required”
“The Merger Agreement”
Annex A—Agreement and Plan of Merger

Item 6.                        Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(b)   Use of Securities Acquired.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Special Factors—Position of Rollover Investors as to Fairness”
“Special Factors—Position of Parent and Acquisition Co. as to Fairness”
“Special Factors—Purpose and Reasons for the Merger of the Rollover Investors, Parent and Acquisition Co.”
“Special Factors—Purposes, Reasons and Plans for Kinder Morgan after the Merger”
“Special Factors—Effects of the Merger”
“Special Factors—Interests of Certain Persons in the Merger”
“Special Factors—Financing of the Merger—Equity Financing”
“The Merger Agreement—Effect of the Merger on the Common Stock and Stock Options of Kinder Morgan”
Annex A—Agreement and Plan of Merger

(c)(1)-(8)     Plans.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Merger”
“Summary Term Sheet—Effects of the Merger”
“Summary Term Sheet—Interests of Certain Persons in the Merger”
“Summary Term Sheet—Financing of the Merger”
“Special Factors—Background of the Merger”

6

“Special Factors—Position of Rollover Investors as to Fairness”
“Special Factors—Position of Parent and Acquisition Co. as to Fairness”

“Special Factors—Purpose and Reasons for the Merger of the Rollover Investors, Parent and Acquisition Co.”

“Special Factors—Purposes, Reasons and Plans for Kinder Morgan after the Merger”
“Special Factors—Effects of the Merger”
"Special Factors—Arrangements with Respect to Parent Following the Merger"
“Special Factors—Interests of Certain Persons in the Merger”
“Special Factors—Financing the Merger”
“The Merger Agreement”
Annex A—Agreement and Plan of Merger

Item 7.                        Purposes, Alternatives, Reasons and Effects.

Regulation M-A Item 1013

(a)   Purposes.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Merger”
“Summary Term Sheet—Effects of the Merger”
“Summary Term Sheet—Interests of Certain Persons in the Merger”
“Special Factors—Background of the Merger”
“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval and Adoption of the Merger”
“Special Factors—Position of Rollover Investors as to Fairness”
“Special Factors—Position of Parent and Acquisition Co. as to Fairness”
“Special Factors—Purpose and Reasons for the Merger of the Rollover Investors, Parent and Acquisition Co.”
“Special Factors—Purposes, Reasons and Plans for Kinder Morgan after the Merger”
“Special Factors—Effects of the Merger”
“Special Factors—Interests of Certain Persons in the Merger”

(b)   Alternatives.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”
“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval and Adoption of the Merger”
“Special Factors—Position of Rollover Investors as to Fairness”
“Special Factors—Position of Parent and Acquisition Co. as to Fairness”
“Special Factors—Purpose and Reasons for the Merger of the Rollover Investors, Parent and Acquisition Co.”
“Special Factors—Purposes, Reasons and Plans for Kinder Morgan after the Merger”

(c)   Reasons.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Recommendations”
“Special Factors—Background of the Merger”
“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval and Adoption of the Merger”
“Special Factors—Position of Rollover Investors as to Fairness”

7

“Special Factors—Position of Parent and Acquisition Co. as to Fairness”
“Special Factors—Opinion of Financial Advisors”

“Special Factors—Purpose and Reasons for the Merger of the Rollover Investors, Parent and Acquisition Co.”
“Special Factors—Purposes, Reasons and Plans for Kinder Morgan after the Merger”
“Special Factors—Effects of the Merger”
“Special Factors—Interests of Certain Persons in the Merger”

(d)   Effects.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Merger”
“Summary Term Sheet—Effects of the Merger”
“Summary Term Sheet—Interests of Certain Persons in the Merger”
“Special Factors—Background of the Merger “

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval and Adoption of the Merger”
“Special Factors—Position of Rollover Investors as to Fairness”
“Special Factors—Position of Parent and Acquisition Co. as to Fairness”
“Special Factors—Opinions of Financial Advisors”
“Special Factors—Purpose and Reasons for the Merger of the Rollover Investors, Parent and Acquisition Co.”
“Special Factors—Purposes, Reasons and Plans for Kinder Morgan after the Merger”
“Special Factors—Effects of the Merger”
“Special Factors—Interests of Certain Persons in the Merger”
“Special Factors—Material United States Federal Income Tax Considerations”
“Special Factors—Financing of the Merger”
“The Merger Agreement”
Annex A—Agreement and Plan of Merger

Item 8.                        Fairness of the Transaction

Regulation M-A Item 1014

(a)   Fairness.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Recommendations”

“Summary Term Sheet—Opinions of Financial Advisors”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval and Adoption of the Merger”

“Special Factors—Position of Rollover Investors as to Fairness”

“Special Factors—Position of Parent and Acquisition Co. as to Fairness”

“Special Factors—Opinions of Financial Advisors”

“Special Factors—Purpose and Reasons for the Merger of the Rollover Investors, Parent and Acquisition Co.”

“Special Factors—Purposes, Reasons and Plans for Kinder Morgan after the Merger”

Annex B—Opinion of Morgan Stanley & Co. Incorporated

Annex C—Opinion of The Blackstone Group L.P.

8

(b)   Factors Considered in Determining Fairness.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Recommendations”

“Summary Term Sheet—Opinions of Financial Advisors”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval and Adoption of the Merger”

“Special Factors—Position of Rollover Investors as to Fairness”

“Special Factors—Position of Parent and Acquisition Co. as to Fairness”

“Special Factors—Opinions of Financial Advisors”

Special Factors—Purpose and Reasons for the Merger of the Rollover Investors, Parent and Acquisition Co.”

“Special Factors—Purposes, Reasons and Plans for Kinder Morgan after the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

Annex B—Opinion of Morgan Stanley & Co. Incorporated

Annex C—Opinion of The Blackstone Group L.P.

(c)   Approval and Adoption of Security Holders.   Although the approval and adoption of a majority of the public stockholders is not stated as a requirement, the approval and adoption of the merger agreement requires the affirmative vote of at least the holders of two-thirds of all of the Kinder Morgan common stock then entitled to vote at a meeting of stockholders, which appears to effectively require approval by at least a majority of Kinder Morgan’s public stockholders because to achieve a vote of two-thirds of all of the outstanding Kinder Morgan common stock would require that, in addition to the shares held by the Rollover Investors, an additional approximately 42% of the total outstanding shares (representing approximately 55% of the shares not owned by the Rollover Investors) must vote in favor of approving and adopting the merger agreement.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Required Vote”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval and Adoption of the Merger”

“The Special Meeting—Record Date, Outstanding Shares and Voting Rights”

“The Special Meeting—Quorum; Vote Required”

(d)   Unaffiliated Representative.   An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Recommendations”

“Summary Term Sheet—Opinions of Financial Advisors”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval and Adoption of the Merger”

“Special Factors—Position of Rollover Investors as to Fairness”

“Special Factors—Position of Parent and Acquisition Co. as to Fairness”

“Special Factors—Purpose and Reasons for the Merger of the Rollover Investors, Parent and Acquisition Co.”

9

“Special Factors—Opinions of Financial Advisors”

Annex B—Opinion of Morgan Stanley & Co. Incorporated

Annex C—Opinion of The Blackstone Group L.P.

(e)   Approval of Directors.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Recommendations”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval and Adoption of the Merger”

“Special Factors—Position of Rollover Investors as to Fairness”

“Special Factors—Position of Parent and Acquisition Co. as to Fairness”

“Special Factors—Interests of Certain Persons in the Merger”

“The Special Meeting—Kinder Morgan Board Recommendation”

(f)    Other Offers.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval and Adoption of the Merger”

“Special Factors—Position of Rollover Investors as to Fairness”

“Special Factors—Position of Parent and Acquisition Co. as to Fairness”

“Special Factors—Opinions of the Financial Advisors”

“Special Factors—Purpose and Reasons for the Merger of the Rollover Investors, Parent and Acquisition Co.”

“Special Factors—Purposes, Reasons and Plans for Kinder Morgan after the Merger”

Item 9.                        Reports, Opinions, Appraisals and Negotiations.

Regulation M-A Item 1015

(a)-(b)   Reports, Opinions, Appraisal and Certain Negotiations; Preparer and Summary of the Report, Opinion or Appraisal   The presentation of The Blackstone Group L.P. and Morgan Stanley & Co. Incorporated to the Special Committee of the Board of Directors of Kinder Morgan, Inc., dated August 27, 2006, is attached hereto as Exhibit (c)(3) and is incorporated herein by reference.  The presentation of Goldman, Sachs & Co. to The Blackstone Group L.P. and Morgan Stanley & Co. Incorporated, dated August 2, 2006, is attached hereto as Exhibit (c)(4) and is incorporated herein by reference. The presentation of Richard Kinder and C. Park Shaper to the Special Committee of the Board of Directors of Kinder Morgan, Inc. dated as of July 28, 2006 is attached hereto as Exhibit (c)(5) and is incorporated herein by reference. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Opinions of Financial Advisors”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval and Adoption of the Merger”

“Special Factors—Position of Rollover Investors as to Fairness”

“Special Factors—Position of Parent and Acquisition Co. as to Fairness”

“Special Factors—Opinions of Financial Advisors”

“Special Factors—Purpose and Reasons for the Merger of the Rollover Investors, Parent and Acquisition Co.”

“Special Factors—Projected Financial Information”

10

“The Merger Agreement—Representations and Warranties”

Annex B—Opinion of Morgan Stanley & Co. Incorporated

Annex C—Opinion of The Blackstone Group L.P.

(c)   Availability of Documents.   The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of Kinder Morgan during its regular business hours by any interested holder of Kinder Morgan common stock.

Item 10.                 Source and Amounts of Funds or Other Consideration.

Regulation M-A Item 1007

(a)   Source of Funds.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Expenses and Termination Fee”

“Summary Term Sheet—Financing of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interest of Certain Persons in the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Estimated Fees and Expenses”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

(b)   Conditions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Required Vote”

“Summary Term Sheet—What We Need to Do to Complete the Merger”

“Summary Term Sheet—Regulatory Approvals That Must be Obtained”

“Summary Term Sheet—Financing of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Estimated Fees and Expenses”

“Special Factors—Regulatory Approvals”

“The Special Meeting—Quorum; Vote Required”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

(c)   Expenses.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Expenses and Termination Fee”

“Summary Term Sheet—Financing of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interest of Certain Persons in the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Estimated Fees and Expenses”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

(d)   Borrowed Funds.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

11

“Summary Term Sheet—Financing of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Purposes, Reasons and Plans for Kinder Morgan after the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Financing of the Merger”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

Item 11.                 Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a)   Securities Ownership.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Arrangements with Respect to Parent Following the Merger”

“Other Important Information Regarding Kinder Morgan—Security Ownership of Certain Beneficial Owners and Management”

As of September 18, 2006, both The Goldman Sachs Group, Inc. (“GS Group”) and Goldman Sachs, or another wholly-owned broker or dealer subsidiary of GS Group, may be deemed to beneficially own 79,827 shares of Kinder Morgan common stock, which were acquired in ordinary course trading activities. In addition, both GS Group and Goldman Sachs, or another wholly-owned subsidiary of GS Group, may be deemed to beneficially own 141,292 shares of Kinder Morgan common stock that are held in managed accounts on behalf of clients, for which both GS Group and Goldman Sachs, or such other subsidiary, or their respective employees, have investment discretion. Accordingly, as of September 18, 2006, both GS Group and Goldman Sachs may each be deemed to beneficially own an aggregate of 221,119 shares of Kinder Morgan common stock, over all of which shares they share dispositive power and over 79,827 of such shares they share voting power. Such 221,119 shares of Kinder Morgan common stock constitute 0.17% of the outstanding shares of Kinder Morgan common stock, based on the number of shares of Kinder Morgan common stock outstanding as of July 31, 2006, as reported by Kinder Morgan in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006, as filed with the Securities and Exchange Commission on August 8, 2006. GS Group and Goldman Sachs disclaim beneficial ownership of shares of Kinder Morgan common stock held in managed accounts.

As of September 14, 2006, AIG may be deemed to beneficially own 145,118 shares of Kinder Morgan common stock, over all of which shares it shares dispositive and voting power. Such 145,118 shares of common stock constitute .1% of the outstanding shares of Kinder Morgan common stock, based on the number of shares of Kinder Morgan common stock outstanding as of July 31, 2006, as reported by Kinder Morgan in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006, as filed with the Securities and Exchange Commission on August 8, 2006. In addition, the 145,118 shares of Kinder Morgan common stock owned by AIG represent shares held by certain investment advisor subsidiaries of AIG on behalf of their clients and by National Union Fire Insurance Company of Pittsburgh, PA and The Hartford Steam Boiler Inspection and Insurance Company, each of which is a wholly-owned subsidiary of AIG.

(b)   Securities Transactions.   The Voting Agreement, dated as of August 28, 2006, among Knight Holdco LLC, Knight Acquisition Co. and Richard D. Kinder, which is attached hereto as Exhibit (d)(19), and the information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

12

“Special Factors—Interest of Certain Persons in the Merger”

“Special Factors—Financing of the Merger”

“Other Important Information Regarding Kinder Morgan—Security Ownership of Certain Beneficial Owners and Management”

“Other Important Information Regarding Kinder Morgan—Prior Purchases and Sales of Kinder Morgan Common Stock”

In addition, the following schedule lists transactions in Kinder Morgan common stock that were effected on the New York Stock Exchange or over-the-counter market in the ordinary course of business of Goldman, Sachs & Co. or another wholly owned broker or dealer subsidiary of The Goldman Sachs Group, Inc. during the period of July 9, 2006 through September 8, 2006.

Purchase (P)/Sell (S)	Quantity	Price	Trade Date	Settlement Date
P	56	$100.0000	7/19/2006	7/20/2006
S	392	$100.0000	7/19/2006	7/20/2006
S	84	$100.0000	7/20/2006	7/21/2006
S	826	$100.0000	7/20/2006	7/21/2006
P	112	$99.9900	7/21/2006	7/24/2006
P	294	$99.9900	7/21/2006	7/24/2006
S	56	$100.6500	7/24/2006	7/25/2006
S	209	$100.6500	7/24/2006	7/25/2006
S	171	$100.6500	7/24/2006	7/25/2006
S	114	$100.6500	7/24/2006	7/25/2006
S	84	$100.6500	7/24/2006	7/25/2006
S	84	$102.2500	7/25/2006	7/26/2006
S	448	$102.2500	7/25/2006	7/26/2006
S	2,500	$102.1000	7/25/2006	7/28/2006
P	200	$102.1650	7/25/2006	7/28/2006
P	200	$102.1650	7/25/2006	7/28/2006
S	196	$102.9100	7/26/2006	7/27/2006
S	420	$102.9100	7/26/2006	7/27/2006
S	500	$102.0400	7/26/2006	7/31/2006
S	500	$102.0400	7/26/2006	7/31/2006
P	140	$101.3000	7/27/2006	7/28/2006
P	76	$101.3000	7/27/2006	7/28/2006
P	171	$101.3000	7/27/2006	7/28/2006
P	252	$101.3000	7/27/2006	7/28/2006
S	196	$102.0000	7/31/2006	8/1/2006
S	114	$102.0000	7/31/2006	8/1/2006
S	112	$102.0000	7/31/2006	8/1/2006
S	28	$100.7000	8/1/2006	8/2/2006
P	76	$100.7000	8/1/2006	8/2/2006
P	95	$100.7000	8/1/2006	8/2/2006
P	76	$100.7000	8/1/2006	8/2/2006
S	196	$100.7000	8/1/2006	8/2/2006
S	56	$101.0800	8/2/2006	8/3/2006
S	336	$101.0800	8/2/2006	8/3/2006
S	28	$101.0800	8/2/2006	8/3/2006
P	500	$101.0000	8/2/2006	8/7/2006
P	84	$101.0100	8/3/2006	8/4/2006

13

Purchase (P)/Sell (S)	Quantity	Price	Trade Date	Settlement Date
P	196	$100.8800	8/4/2006	8/7/2006
P	336	$100.8800	8/4/2006	8/7/2006
S	56	$100.9700	8/7/2006	8/8/2006
S	126	$100.9700	8/7/2006	8/8/2006
P	18	100.8900	8/9/2006	8/14/2006
S	18	100.8900	8/9/2006	8/14/2006
P	72	100.4000	8/11/2006	8/16/2006
S	100	100.9000	8/14/2006	8/17/2006
S	4	101.3500	8/16/2006	8/21/2006
S	1,255	101.7500	8/22/2006	8/25/2006
P	5	101.6000	8/23/2006	8/28/2006
S	20	104.2100	8/28/2006	8/31/2006
P	30	104.2700	8/28/2006	8/31/2006
S	80	104.2100	8/28/2006	8/31/2006
S	900	104.2700	8/29/2006	9/1/2006
P	900	104.2700	8/29/2006	9/1/2006
P	80	104.2700	8/29/2006	9/1/2006
S	900	104.4300	8/30/2006	9/5/2006
P	900	104.4300	8/30/2006	9/5/2006
S	2,603	104.4000	8/30/2006	9/5/2006
P	2,603	104.4000	8/30/2006	9/5/2006
S	1	104.4000	8/30/2006	9/5/2006
P	1	104.4000	8/30/2006	9/5/2006
S	3,000	104.2757	9/7/2006	9/12/2006

Item 12.                 The Solicitation or Recommendation.

Regulation M-A Item 1012

(d)   Intent to Tender or Vote in a Going-Private Transaction.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Share Ownership of Directors and Executive Officers”

“Summary Term Sheet—Recommendations”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval and Adoption of the Merger”

“Special Factors—Position of Rollover Investors as to Fairness”

“Special Factors—Position of Parent and Acquisition Co. as to Fairness”

“Special Factors—Purpose and Reasons for the Merger of the Rollover Investors, Parent and Acquisition Co.”

“Special Factors—Purposes, Reasons and Plans for Kinder Morgan after the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“The Special Meeting—Quorum; Vote Required”

Certain investment advisor subsidiaries of AIG hold shares of the subject securities on behalf of their clients, which include other AIG subsidiaries. None of these persons currently intend to tender or sell any subject securities. The AIG investment advisor subsidiaries intend to vote the subject securities over which

14

they have voting or proxy authority according to established proxy voting procedures, or, if these procedures are inapplicable, in the best interests of their respective clients.

(e)   Recommendations of Others.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Recommendations”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval and Adoption of the Merger”

“Special Factors—Position of Rollover Investors as to Fairness”

“Special Factors—Position of Parent and Acquisition Co. as to Fairness”

“Special Factors—Purpose and Reasons for the Merger of the Rollover Investors, Parent and Acquisition Co.”

“Special Factors—Purposes, Reasons and Plans for Kinder Morgan after the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“The Special Meeting—Kinder Morgan Board Recommendation”

“The Special Meeting—Quorum; Vote Required”

Item 13.                 Financial Information.

Regulation M-A Item 1010

(a)   Financial Statements.   The audited financial statements set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, and the unaudited financial statements set forth in the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2006, and June 30, 2006, and the information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Other Important Information Regarding Kinder Morgan—Selected Historical Consolidated
Financial Data”

“Where You Can Find More Information”

(b)   Pro Forma Information.   Not applicable.

Item 14.                 Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a)   Solicitations or Recommendations.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval and Adoption of the Merger”

15

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Estimated Fees and Expenses”

“The Special Meeting—Solicitation of Proxies; Expenses”

(b) Employees and Corporate Assets.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval and Adoption of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Estimated Fees and Expenses”

“The Special Meeting—Solicitation of Proxies; Expenses”

Item 15.                 Additional Information.

Regulation M-A Item 1011

(b)   Other Material Information.   The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.                 Exhibits.

Regulation M-A Item 1016

(a)(1)

Letter to Stockholders of Kinder Morgan, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Kinder Morgan, Inc. with the Securities and Exchange Commission on September 22, 2006

(a)(2)

Notice of Special Meeting of Stockholders of Kinder Morgan, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Kinder Morgan, Inc. with the Securities and Exchange Commission on September 22, 2006

(a)(3)

Proxy Statement of Kinder Morgan, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Kinder Morgan, Inc. with the Securities and Exchange Commission on September 22, 2006

(b)(1)

Debt Commitment Letter, dated as of July 18, 2006, among Acquisition Co., Goldman Sachs Credit Partners L.P., Citigroup Global Markets Inc., Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Wachovia Bank, National Association, Wachovia Investment Holdings, LLC, Wachovia Capital Markets, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch Capital Corporation (incorporated by reference to Exhibit 7.11 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(c)(1)

Fairness Opinion of Morgan Stanley & Co. Incorporated, dated August 27, 2006, incorporated herein by reference to Annex B of the Proxy Statement on Schedule 14A filed by Kinder Morgan, Inc. with the Securities and Exchange Commission on September 22, 2006

(c)(2)

Fairness Opinion of The Blackstone Group L.P., dated August 27, 2006, incorporated herein by reference to Annex C of the Proxy Statement on Schedule 14A filed by Kinder Morgan, Inc. with the Securities and Exchange Commission on September 22, 2006

16

(c)(3)	Presentation of The Blackstone Group L.P., and Morgan Stanley & Co. Incorporated to the Special Committee of the Board of Directors of Kinder Morgan, Inc., dated August 27, 2006
(c)(4)	Presentation of Goldman, Sachs & Co. to The Blackstone Group L.P. and Morgan Stanley & Co. Incorporated dated August 2, 2006
(c)(5)	Presentation of Richard Kinder and C. Park Shaper to the Special Committee of the Board of Directors of Kinder Morgan, Inc. dated as of July 28, 2006
(d)(1)

Agreement and Plan of Merger, dated August 28, 2006, among Knight Holdco LLC, Knight Acquisition Co. and Kinder Morgan, Inc., incorporated herein by reference to Annex A of the Proxy Statement on Schedule 14A filed by Kinder Morgan, Inc. with the Securities and Exchange Commission on September 22, 2006

(d)(2)

Guarantee dated as of August 28, 2006 of GS Capital Partners V Fund, L.P. (incorporated by reference to Exhibit 7.12 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(3)

Guarantee dated as of August 28, 2006 of GS Global Infrastructure Partners I, L.P. (incorporated by reference to Exhibit 7.13 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(4)

Guarantee dated as of August 28, 2006 of Carlyle Partners IV, L.P. (incorporated by reference to Exhibit 7.14 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(5)

Guarantee dated as of August 28, 2006 of Carlyle/Riverstone Global Energy and Power Fund III, L.P. (incorporated by reference to Exhibit 7.15 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(6)

Guarantee dated as of August 28, 2006 of AIG Financial Products Corp. (incorporated by reference to Exhibit 7.16 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(7)

Equity Commitment Letter dated August 28, 2006 of The Goldman Sachs Group, Inc. (incorporated by reference to Exhibit 7.06 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(8)

Equity Commitment Letter dated August 28, 2006 of GS Global Infrastructure Partners I, L.P. (incorporated by reference to Exhibit 7.05 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(9)

Equity Commitment Letter dated August 28, 2006 of GS Capital Partners V Fund, L.P. (incorporated by reference to Exhibit 7.01 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(10)

Equity Commitment Letter dated August 28, 2006 of GS Capital Partners V Offshore Fund, L.P. (incorporated by reference to Exhibit 7.02 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(11)

Equity Commitment Letter dated August 28, 2006 of GS Capital Partners V Institutional, L.P. (incorporated by reference to Exhibit 7.04 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(12)

Equity Commitment Letter dated August 28, 2006 of GS Capital Partners V GmbH CO. KG (incorporated by reference to Exhibit 7.03 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

17

(d)(13)

Equity Commitment Letter dated August 28, 2006 of Carlyle Partners IV, L.P. (incorporated by reference to Exhibit 7.07 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(14)

Equity Commitment Letter dated August 28, 2006 of Carlyle/Riverstone Global Energy and Power Fund III, L.P. (incorporated by reference to Exhibit 7.08 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(15)

Equity Commitment Letter dated August 28, 2006 of AIG Knight LLC (incorporated by reference to Exhibit 7.09 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(16)

Rollover Commitment Letter dated August 28, 2006 of Richard D. Kinder (incorporated by reference to Exhibit 7.10 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(17)	Rollover Commitment Letter dated September 22, 2006 of Fayez Sarofim
(d)(18)	Rollover Commitment Letter dated September 22, 2006 of Portcullis Partners, LP
(d)(19)	Voting Agreement dated as of August 28, 2006 among Knight Holdco LLC, Knight Acquisition Co. and Richard D. Kinder
(d)(20)

Limited Liability Company Agreement dated as of August 28, 2006 of Knight Holdco LLC, by and among GS Capital Partners V Fund, L.P., GS Capital Partners V Offshore Fund, L.P., GS Capital Partners V GmbH & CO. KG, GS Capital Partners V Institutional, L.P., GS Global Infrastructure Partners I, L.P., The Goldman Sachs Group, Inc., Carlyle Partners IV, L.P., The Carlyle/Riverstone Global Energy and Power Fund III, L.P., AIG Knight LLC and Richard Kinder, dated as of August 28, 2006

(f)(1)

Section 17-6712 of the Kansas General Corporation Code, incorporated herein by reference to Annex D of the Proxy Statement on Schedule 14A filed by Kinder Morgan, Inc. with the Securities and Exchange Commission on September 22, 2006

(g)	None

18

SIGNATURES

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 22, 2006	KINDER MORGAN, INC.
	By:	/s/ JOSEPH LISTENGART
	Name:	Joseph Listengart
	Title:	Vice President and General Counsel

Dated: September 22, 2006	KNIGHT HOLDCO LLC
	By:	/s/ KENNETH PONTARELLI
	Name:	Kenneth Pontarelli
	Title:	Authorized Person

Dated: September 22, 2006	KNIGHT ACQUISITION CO.
	By:	/s/ KENNETH PONTARELLI
	Name:	Kenneth Pontarelli
	Title:	Treasurer and Secretary

Dated: September 22, 2006	RICHARD D. KINDER
/s/ RICHARD D. KINDER
Richard D. Kinder

Dated: September 22, 2006	PORTCULLIS PARTNERS, LP
By: Portcullis G.P., LLC
	By:	/s/ WILLIAM V. MORGAN
	Name:	William V. Morgan
	Title:	Manager

Dated: September 22, 2006	PORTCULLIS G.P., LLC
	By:	/s/ WILLIAM V. MORGAN
	Name:	William V. Morgan
	Title:	Manager

Dated: September 22, 2006	WILLIAM V. MORGAN
/s/ WILLIAM V. MORGAN
William V. Morgan

19

Dated: September 22, 2006	MICHAEL C. MORGAN
/s/ MICHAEL C. MORGAN
Michael C. Morgan

Dated: September 22, 2006	FAYEZ SAROFIM
/s/ FAYEZ SAROFIM
Fayez Sarofim

Dated: September 22, 2006	C. PARK SHAPER
/s/ C. PARK SHAPER
C. Park Shaper

Dated: September 22, 2006	STEVEN J. KEAN
/s/ STEVEN J. KEAN
Steven J. Kean

Dated: September 22, 2006	DAVID D. KINDER
/s/ DAVID D. KINDER
David D. Kinder

Dated: September 22, 2006	JOSEPH LISTENGART
/s/ JOSEPH LISTENGART
Joseph Listengart

Dated: September 22, 2006	KIMBERLY ALLEN DANG
/s/ KIMBERLY ALLEN DANG
Kimberly Allen Dang

Dated: September 22, 2006	JAMES E. STREET
/s/ JAMES E. STREET
James E. Street

20

SCHEDULE I

Information Concerning Knight Acquisition Co.

Acquisition Co. is a Kansas corporation and wholly owned subsidiary of Parent with its principal executive offices at c/o Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019. Acquisition Co.’s telephone number is (212) 403-1000. Acquisition Co. was formed solely for purposes of entering into the merger agreement and consummating the transactions contemplated by the merger agreement, including arranging the related financing transactions. Acquisition Co. has not conducted any activities to date other than activities incidental to its formation and in connection with the transactions contemplated by the merger agreement.

Set forth below are the names, the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the directors and executive officers of Acquisition Co.

Henry Cornell — President and Director.  Mr. Cornell serves as Managing Director of Goldman, Sachs & Co. (“Goldman Sachs”).  Mr. Cornell joined Goldman Sachs in 1984.

Kenneth A. Pontarelli — Treasurer and Secretary.  Mr. Pontarelli serves as Managing Director of Goldman, Sachs & Co. Mr. Pontarelli joined Goldman Sachs in 1997, was promoted to Vice President in 2001 and Managing Director in 2004.

                The business address for each of the persons listed above is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004.

During the past five years, none of the persons described above or Acquisition Co. has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. Each person identified above is a United States citizen.

SCHEDULE II
Information Concerning Knight Holdco LLC

Parent is a Delaware limited liability company with its principal executive offices at c/o Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019. Parent’s telephone number is (212) 403-1000. Parent was formed solely for purposes of entering into the merger agreement and consummating the transactions contemplated by the merger agreement, including arranging the related financing transactions. Parent has not conducted any activities to date other than activities incidental to its formation and in connection with the transactions contemplated by the merger agreement.

The current owners of Parent are Richard D. Kinder, GS Capital Partners V Fund, L.P., GS Capital Partners V Offshore Fund, L.P., GS Capital Partners V GmbH & CO. KG, GS Capital Partners V Institutional, L.P., GS Global Infrastructure Partners I, L.P., The Goldman Sachs Group, Inc., Carlyle Partners IV, L.P., Carlyle/Riverstone Global Energy and Power Fund III, L.P. and AIG Knight LLC.

Except as set forth below in Schedules III and VI, during the past five years, none of the persons or entities described above (i) has been convicted in a criminal proceeding (excluding traffic violations and misdemeanors), or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state laws, or a finding of a violation of federal or state securities laws.

SCHEDULE III
Information Concerning GS Capital Partners V Fund, L.P., GS Capital Partners V Offshore Fund, L.P., GSCP V Offshore Advisors, L.L.C., GS Capital Partners V Institutional, L.P., GS Advisors V, L.L.C., GS Capital Partners V GmbH & CO. KG., Goldman, Sachs Management GP GmbH, GS Capital Partners V GmbH & CO. KG, GS Global Infrastructure Partners I, L.P., GS Infrastructure Advisors 2006, L.L.C., Goldman, Sachs & Co., and The Goldman Sachs Group, Inc.

GS Capital Partners V Fund, L.P. is a Delaware limited partnership formed for the purpose of investing in equity, equity-related and similar securities or instruments, including debt or other securities or instruments with equity-like returns or an equity component. GSCP V Advisors, L.L.C., a Delaware limited liability company, acts as the sole general partner of GS Capital Partners V Fund, L.P.

GS Capital Partners V Offshore Fund, L.P. is a Cayman Islands exempted limited partnership formed for the purpose of investing in equity, equity-related and similar securities or instruments, including debt or other securities or instruments with equity-like returns or an equity component.  GSCP V Offshore Advisors, L.L.C., a Delaware limited liability company, acts as the sole general partner of GS Capital Partners V Offshore Fund, L.P.

GS Capital Partners V Institutional, L.P. is a Delaware limited partnership formed for the purpose of investing in equity, equity-related and similar securities or instruments, including debt or other securities or instruments with equity-like returns or an equity component. GS Advisors V, L.L.C., a Delaware limited liability company, acts as the sole general partner of GS Capital Partners V Institutional, L.P.

GS Capital Partners V GmbH & CO. KG. is a German limited partnership formed for the purpose of investing in equity, equity-related and similar securities or instruments, including debt or other securities or instruments with equity-like returns or an equity component. Goldman, Sachs Management GP GmbH, a German company with limited liability, acts as the sole general partner of GS Capital Partners V GmbH & CO. KG and GS Advisors V, L.L.C., a Delaware limited liability company, acts as the managing limited partner of GS Capital Partners V GmbH & CO. KG.

GS Global Infrastructure Partners I, L.P. is a Delaware limited partnership formed for the purpose of investing in equity, equity-related and debt securities in or relating to infrastructure assets or companies and infrastructure-related assets or companies.  GS Infrastructure Advisors 2006, L.L.C., a Delaware limited liability company, acts as the sole general partner of GS Global Infrastructure Partners I, L.P.

Goldman, Sachs & Co., a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange and other national exchanges. Goldman, Sachs & Co. is wholly-owned, directly and indirectly, by The Goldman Sachs Group, Inc. (“GS Group”). GS Group is a Delaware corporation and holding company that (directly and indirectly through subsidiaries or affiliated companies or both) is a leading investment banking organization.

The business address for each entity above is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004.

Set forth below for each director and executive officer of The Goldman Sachs Group, Inc. is his or her respective principal occupation or employment, the name of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each such director and executive officer. Each person identified below is a United States citizen except otherwise stated below. The principal business address of each director and executive officer listed below is c/o Goldman Sachs, 85 Broad Street, New York, NY 10004.

Lloyd C. Blankfein — Chairman of the Board and Chief Executive Officer. Mr. Blankfein serves as the Chairman of the Board and Chief Executive Officer of The Goldman Sachs Group, Inc. During the past five years, Mr. Blankfein has served as President and Chief Operating Officer of The Goldman Sachs Group, Inc. from January 2004 until June 2006, Vice Chairman of The Goldman Sachs Group, Inc. and Manager of Goldman Sachs’s Fixed Income, Currency and Commodities department and the Equities department from April 2002 until January 2004, and Co-Head of Fixed Income, Currency and Commodities department from 1997 until February 2002.

Jon Winkelried — President, Co-Chief Operating Officer and a Director. Mr. Winkelried serves as President and Co-Chief Operating Officer of The Goldman Sachs Group, Inc. During the past five years, Mr. Winkelried has served as Co-Head of Goldman Sachs’s Investment Banking Division from January 2005 until June 2006 and Co-Head of Fixed Income, Currency and Commodities department from January 2000 until January 2005.

Gary D. Cohn — President, Co-Chief Operating Officer and a Director. Mr. Cohn serves as the President and Co-Chief Operating Officer of The Goldman Sachs Group, Inc. During the past five years, Mr. Cohn has served as Co-Head of Goldman Sachs’s global securities businesses from January 2004 until June 2006, Co-Head of the Equities department since 2003 and of Fixed Income, Currency and Commodities department since September 2002, and Co-Chief Operating Officer of Fixed Income, Currency and Commodities department from March 2002 until September 2002.

Lord Browne of Madingley — Director. Lord Browne of Madingley serves as Group Chief Executive of BP p.l.c. and has held the position since 1995. Lord Browne of Madingley is a citizen of the United Kingdom.

John H. Bryan — Director. Mr. Bryan currently serves as Consultant to and is the Retired Chairman and Chief Executive Officer of the Sara Lee Corporation. Within the past five years, Mr. Bryan retired as Chairman in October 2001 and as Chief Executive Officer in June 2000 of the Sara Lee Corporation.

Claes Dahlback — Director. Claes Dahlback serves as Senior Advisor to Investor AB and Executive Vice Chairman of W Capital Management. During the past five years, Claes Dahlback has served as Nonexecutive Chairman of Investor AB from April 2002 until April 2005 and Vice Chairman of Investor AB from April 1999 until April 2002. Claes Dahlback is a citizen of Sweden.

Stephen Friedman — Director. Mr. Friedman serves as Chairman of Stone Point Capital, Chairman of the President’s Foreign Intelligence Advisory Board and Chairman of the Intelligence Oversight Board. During the past five years, Mr. Friedman has served as Senior Advisor to Stone Point Capital from May 2005 until June 2006, Assistant to President for Economic Policy and Director of the National Economic Council from December 2002 until December 2004 and Senior Principal of MMC Capital from January 1998 until December 2002.

William W. George — Director. Mr. George serves as Professor of Management Practice at the Harvard Business School and Retired Chairman and Chief Executive Officer of Medtronic, Inc. During the past five years, Mr. George has served as Chairman and Chief Executive Officer of Medtronic, Inc. until April 2002 and May 2001 respectively.

James A. Johnson — Director. Mr. Johnson serves as Vice Chairman of Perseus, L.L.C. and has held this position since April 2001.

Lois D. Juliber — Director. Ms. Juliber serves as Retired Vice Chairman of the Colgate-Palmolive Company. During the past five years, Ms. Juliber has served as Vice Chairman from July 2004 until April 2005 and Chief Operating Officer of the Colgate-Palmolive Company from March 2000 until July 2004.

Edward M. Liddy — Director. Mr. Liddy serves as Chairman of the Board and Chief Executive Officer of The Allstate Corporation and has held these positions since January 1999.

Ruth J. Simmons — Director. Ms. Simmons serves as President of Brown University and has held this position since July 2001.

David A. Viniar — Chief Financial Officer. Mr. Viniar serves as Chief Financial Officer of The Goldman Sachs Group, Inc. and has held this position since May 1999.

Set forth below for each executive officer and director of each of GSCP V Advisors, L.L.C., GSCP V Offshore Advisors, L.L.C, and GS Advisors V, L.L.C. is his or her respective principal occupation or employment, the name of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each such member. Each person identified below is a United States citizen except otherwise stated below. The principal business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The principal business address of Richard S. Sharp, Hughes B. Lepic, Robert R. Gheewalla, Sanjay H. Patel, Steffen J. Kastner, Bjorn P. Killmer, Ulrika Werdelin, and Martin Hintze is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The principal business address of Hsueh J. Sung, Sang Gyun Ahn and Andrew Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 555 California Street, San Francisco, CA 94104. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606. The business address of Ankur A. Sahu is Roppongi Hills, Mori Tower, Level 43-48, 10-1, Roppongi 6-chome, Minato-ku, Tokyo, 106-6147, Japan.

Richard A. Friedman — President. Mr. Friedman serves as Managing Director of Goldman Sachs and Head of Goldman Sachs’s Merchant Banking Division. Mr. Friedman joined Goldman Sachs in 1981.

Ben I. Adler — Managing Director and Vice President. Mr. Adler serves as Managing Director and General Counsel of Goldman, Sachs & Co. Mr. Adler joined Goldman Sachs in 1998.

Sang Gyun Ahn — Managing Director and Vice President. Mr. Ahn serves as Managing Director of Goldman Sachs (Asia) L.L.C. Mr. Ahn joined Goldman Sachs in 1998, was promoted to Executive Director in 2005 and Managing Director in 2005. Mr. Ahn is a citizen of South Korea.

John E. Bowman — Managing Director and Vice President. Mr. Bowman serves as Managing Director of Goldman, Sachs & Co. Mr. Bowman joined Goldman Sachs in 1998, was promoted to Vice President in 1999 and Managing Director in 2005.

Gerald J. Cardinale — Managing Director and Vice President. Mr. Cardinale serves as Managing Director of Goldman, Sachs & Co. Mr. Cardinale joined Goldman Sachs in 1992, was promoted to Vice President in 1998 and Managing Director in 2002.

Henry Cornell — Managing Director and Vice President. Mr. Cornell serves as Managing Director of Goldman, Sachs & Co. Mr. Cornell joined Goldman Sachs in 1984.

Joseph P. DiSabato — Managing Director and Vice President. Mr. DiSabato serves as Managing Director of Goldman, Sachs & Co. Mr. DiSabato joined Goldman Sachs in 1994.

Katherine B. Enquist — Managing Director, Secretary and Vice President. Ms. Enquist serves as Managing Director of Goldman, Sachs & Co. Ms. Enquist joined Goldman Sachs in 1985, was promoted to Vice President in 1990 and Managing Director in 2002.

Robert R. Gheewalla — Managing Director and Vice President. Mr. Gheewalla serves as Managing Director of Goldman Sachs International. Mr. Gheewalla joined Goldman Sachs in 1989.

Joseph H. Gleberman — Managing Director and Vice President. Mr. Gleberman serves as Managing Director of Goldman, Sachs & Co. Mr. Gleberman joined Goldman Sachs in 1982.

Melina E. Higgins — Managing Director and Vice President. Ms. Higgins serves as Managing Director of Goldman, Sachs & Co. Ms. Higgins joined Goldman Sachs in 1994, was promoted to Vice President in 1998 and Managing Director in 2001.

Martin Hintze — Managing Director and Vice President. Mr. Hintze serves as Managing Director of Goldman Sachs International.  Mr. Hintze joined Goldman Sachs in 1992, was promoted to Executive Director in 1999 and Managing Director in 2005. Mr. Hintze is a citizen of Germany.

Adrian M. Jones — Managing Director and Vice President. Mr. Jones serves as Managing Director of Goldman, Sachs & Co. Mr. Jones joined Goldman Sachs in 1994, was promoted to Vice President in 1998 and Managing Director in 2002. Mr. Jones is a citizen of Ireland.

Steffen J. Kastner — Managing Director and Vice President. Mr. Kastner serves as Managing Director of Goldman Sachs International. Mr. Kastner joined Goldman Sachs in 1994, was promoted to Vice President in 1998 and Managing Director in 2004. Mr. Kastner is a citizen of Germany.

Stuart A. Katz — Managing Director and Vice President. Mr. Katz serves as Managing Director of Goldman, Sachs & Co. Mr. Katz joined Goldman Sachs in 1996, was promoted to Vice President in 2000 and Managing Director in 2004.

Bjorn P. Killmer — Managing Director and Vice President. Mr. Killmer serves as Managing Director of Goldman Sachs International. Mr. Killmer joined Goldman Sachs in 1998, was promoted to Vice President in 2001 and Managing Director in 2004. Mr. Killmer is a citizen of Germany.

Michael E. Koester — Managing Director and Vice President. Mr. Koester serves as Managing Director of Goldman, Sachs & Co. Mr. Koester joined Goldman Sachs in 1999, was promoted to Vice President in 2002 and Managing Director in 2005.

Hughes B. Lepic — Managing Director and Vice President. Mr. Lepic serves as Managing Director of Goldman Sachs International. Mr. Lepic joined Goldman Sachs in 1990 and is a citizen of France.

Sanjeev K. Mehra — Managing Director and Vice President. Mr. Mehra serves as Managing Director of Goldman, Sachs & Co. Mr. Mehra joined Goldman Sachs in 1986.

Sanjay H. Patel — Managing Director and Vice President. Mr. Patel, serves as Managing Director of Goldman Sachs International. From 1999 to 2004 Mr. Patel was co-president of GSC Partners (500 Campus Drive, Suite 220, Florham Park, NJ 07932) and joined Goldman Sachs as a Managing Director in 2005.

Kenneth A. Pontarelli — Managing Director and Vice President. Mr. Pontarelli serves as Managing Director of Goldman, Sachs & Co. Mr. Pontarelli joined Goldman Sachs in 1997, was promoted to Vice President in 2001 and Managing Director in 2004.

Ankur A. Sahu — Managing Director and Vice President. Mr. Sahu serves as Managing Director of Goldman Sachs (Japan), Ltd. Mr. Sahu joined Goldman Sachs in 1993, was promoted to Vice President in 2000 and Managing Director in 2005. Mr. Sahu is a citizen of India.

Muneer A. Satter — Managing Director and Vice President. Mr. Satter serves as Managing Director of Goldman, Sachs & Co. Mr. Satter joined Goldman Sachs in 1988.

Richard S. Sharp — Managing Director and Vice President. Mr. Sharp serves as Managing Director of Goldman Sachs International and Head of Investment Banking Services Department. Mr. Sharp joined Goldman Sachs in 1984 and is a citizen of the United Kingdom.

Hsueh J. Sung — Managing Director and Vice President. Mr. Sung serves as Managing Director of Goldman Sachs (Asia), L.L.C. Mr. Sung joined Goldman Sachs in 1994 and is a citizen of Taiwan.

Stephen S. Trevor — Managing Director and Vice President. Mr. Trevor serves as Managing Director of Goldman, Sachs & Co. Mr. Trevor joined Goldman Sachs in 1992.

Ulrika Werdelin — Managing Director and Vice President. Ms. Werdelin serves as Managing Director of Goldman Sachs International. Ms. Werdelin joined Goldman Sachs in 1993, was promoted to Vice President in 2000 and Managing Director in 2005. Ms. Werdelin is a citizen of Sweden.

Andrew E. Wolff — Managing Director and Vice President. Mr. Wolff serves as Managing Director of Goldman Sachs (Asia), L.L.C. Mr. Wolff joined Goldman Sachs in 1998, was promoted to Vice President in 2001 and Managing Director in 2005.

Elizabeth C. Fascitelli — Treasurer. Ms. Fascitelli serves as Managing Director of Goldman, Sachs & Co. Ms. Fascitelli joined Goldman Sachs in 1984.

Set forth below for each executive officer and director of Goldman, Sachs Management GP GmbH is his or her respective principal occupation or employment, the name of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each such member. Each person identified below is a United States citizen except otherwise stated below. The principal business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows:  The business address of Richard S. Sharp, David Greenwald and Simon Cresswell is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England.

Richard A. Friedman — Managing Director.  See information provided for Mr. Friedman above.

Joseph H. Gleberman —  Managing Director. See information provided for Mr. Gleberman above.

Henry Cornell — Managing Director. See information provided for Mr. Cornell above.

Richard S. Sharp — Managing Director. See information provided for Mr. Sharp above.

Elizabeth C. Fascitelli — Managing Director. See information provided for Ms. Fascitelli above.

Ben I. Adler — Managing Director. See information provided for Mr. Adler above.

John E. Bowman — Managing Director.  See information provided for Mr. Bowman above.

Katherine B. Enquist — Managing Director.  See information provided for Ms. Enquist above.

David J. Greenwald — Managing Director.  Mr. Greenwald serves as Managing Director and International General Counsel of Goldman Sachs International.  Mr. Greenwald joined Goldman Sachs in 1994.

Simon Cresswell — Managing Director.  Mr. Cresswell serves as Vice President and General Counsel of Goldman Sachs International.  From 2000 until he joined Goldman Sachs in 2004 Mr. Cresswell was an Associate at Davis Polk & Wardwell.  Mr. Cresswell is a citizen of Australia.

Set forth below for each member of the Principal Investment Area Investment Committee of Goldman, Sachs & Co. which exercises the authority of Goldman, Sachs & Co. in advising each of GSCP V Advisors, L.L.C., GSCP V Offshore Advisors, L.L.C, and GS Advisors V, L.L.C. is his or her respective principal occupation or employment, the name of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each such member. Except as set forth above, the principal business address of each executive officers listed below is c/o Goldman Sachs, 85 Broad Street, New York, NY 10004.

Richard A. Friedman — Chairman. See information provided for Mr. Friedman above.

Ben I. Adler — Member. See information provided for Mr. Adler above.

Gerald J. Cardinale — Member. See information provided for Mr. Cardinale above.

Henry Cornell — Member. See information provided for Mr. Cornell above.

Joseph P. DiSabato — Member. See information provided for Mr. DiSabato above.

Elizabeth C. Fascitelli — Member. See information provided for Ms. Fascitelli above.

Robert R. Gheewalla — Member. See information provided for Mr. Gheewalla above.

Joseph H. Gleberman — Member. See information provided for Mr. Gleberman above.

Melina E. Higgins — Member. See information provided for Ms. Higgens above.

Adrian M. Jones — Member. See information provided for Mr. Jones above.

Scott Kapnick — Member. Mr. Kapnick serves as Managing Director of Goldman, Sachs & Co. Mr. Kapnick joined Goldman Sachs in 1985. Mr. Kapnick is a citizen of the United States.

Michael E. Koester — Member.  See information provided for Mr. Koester above.

Hughes B. Lepic — Member. See information provided for Mr. Lepic above.

Sanjeev K. Mehra — Member. See information provided for Mr. Mehra above.

Sanjay H. Patel — Member. See information provided for Mr. Patel above.

Muneer A. Satter — Member. See information provided for Mr. Satter above.

Richard S. Sharp — Member. See information provided for Mr. Sharp above.

Sarah E. Smith — Member. Ms. Smith serves as Managing Director of Goldman, Sachs & Co. Ms. Smith joined Goldman Sachs in 1986 and is a citizen of the United Kingdom.

Hsueh J. Sung — Member. See information provided for Mr. Sung above.

Stephen S. Trevor — Member. See information provided for Mr. Trevor above.

Set forth below for each executive officer and director of  GS Infrastructure Advisors 2006, L.L.C is his or her respective principal occupation or employment, the name of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each such member. Each person identified below is a United States citizen except otherwise stated below. The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows:  The business address of  Julian C. Allen, Philippe L. Camu, Peter Lyneham, Sarah Mook  and Paul Obey is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England.

Steven M. Feldman — President and Chairman.  Mr. Feldman serves as Managing Director of Goldman, Sachs & Co. and Global Co-Head of the Goldman Sachs Infrastructure Investment Group.  Mr. Feldman joined Goldman Sachs in 1989.

Julian C. Allen — Vice President, Secretary and Treasurer.  Mr. Allen serves as Vice President of Goldman Sachs International.  Mr. Allen joined Goldman Sachs in 1990 and is a citizen of the United Kingdom.

Philippe L. Camu — Vice President.  Mr. Camu serves as Managing Director of Goldman Sachs International and Head of the Infrastructure Investment Group in Europe    Mr. Camu joined Goldman Sachs in 1997 and was promoted to Managing Director in 2003.  Mr. Camu is a citizen of Belgium.

Ben I. Adler — Vice President.  See information provided for Mr. Adler above.

Renee Beaumont —  Vice President.  Ms. Beaumont serves as Vice President of Goldman, Sachs & Co.    From 1999 until she joined Goldman Sach in 2004 Ms. Beaumont was an Associate at Shearman & Sterling LLP.

Benjamin Hellweg — Vice President.  Mr. Hellweg serves as Vice President of Goldman, Sachs & Co.  Mr. Hellweg  joined Goldman Sachs in 2000, was promoted to Associate in 2002 and Vice President in 2005.

Jonathan Hunt — Vice President.  Mr. Hunt serves as Vice President of Goldman, Sachs & Co.  Mr.  Hunt joined Goldman Sachs in 1999, was promoted to Associate in 2003 and Vice President in 2004.

Peter Lyneham — Vice President.  Mr. Lyneham serves as Vice President of Goldman Sachs International.  Mr. Lyneham joined Goldman Sachs in 1999 and was promoted to Vice President in 2004.  Mr. Lyneham is a citizen of Australia.

Sarah Mook — Vice President.  Ms. Mook serves as Vice President of Goldman Sachs International.  Ms. Mook joined Goldman Sachs in 2006.  From 1998 to 2006 Ms. Mook served as Senior Associate at Freshfields Bruckhaus Deringer (65 Fleet Street, London, EC4V 2HS).   Ms. Mook is a citizen of the United Kingdom.

Josephine Mortelliti —Vice President.   Ms. Mortelliti services as Managing Directors of Goldman, Sachs & Co.  Ms. Mortelliti joined Goldman Sachs in 1994 and was promoted to Managing Director in 2004

Paul Obey — Vice President.  Mr. Obey serves as Vice President of Goldman Sachs International.  Mr. Obey joined Goldman Sachs in 1996 and is a citizen of the United Kingdom.

William J. Young — Vice President.  Mr. Young serves as Managing Director of Goldman, Sachs & Co. and Global Co-Head of the Goldman Sachs Infrastructure Investment Group.  Mr. Young joined Goldman Sachs in 2001.

Set forth below for each member of the IIG Investment Committee of Goldman, Sachs & Co. which exercises the authority of Goldman, Sachs & Co. in advising GS Infrastructure Advisors 2006, L.L.C is his or her respective principal occupation or employment, the name of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each such member.  Each person identified below is a United States citizen except otherwise stated below. The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows:  The business address of Philippe L. Camu, Jamal Dhanani, David Grounsell and Richard Powers is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England.

Steven M. Feldman — Chairman.  See information provided for Mr.Feldman above.

Philippe L. Camu —  Member.  See information provided for Mr. Camu above.

Ben I. Adler — Member.  See information provided for Mr. Adler above.

Jamal Dhanani — Member.   Mr. Dhanani serves as Managing Director of Goldman Sachs International and Co-Head of the Infrastructure and Structured Finance Group in Europe.  Mr. Dhanani joined Goldman Sachs in 2001 as an Executive Director in the European Structured and Principal Finance Group, and was promoted to Managing Director in 2004.  Mr. Dhanani is a citizen of the United Kingdom.

Susanne Donohoe —  Member.  Ms. Donohoe serves as Managing Director of Goldman, Sachs & Co.  Ms. Donohoe joined Goldman Sachs in 1992.

Mark Florian —  Member.  Mr. Florian serves as Managing Director of Goldman, Sachs & Co.   Mr. Florian joined Goldman Sachs in 1985 and was promoted to Managing Director in 2003.

David Grounsell — Member.  Mr. Grounsell serves as Managing Director and General Counsel of Goldman Sachs International.  Mr. Grounsell joined Goldman Sachs in 1993 and was promoted to Managing Director in 2001.  Mr. Grounsell is a citizen of the United Kingdom.

Richard Powers —  Member.  Mr. Powers serves as Managing Director of Goldman Sachs International. Mr. Powers joined Goldman Sachs in 1998.

Stuart Rothenberg — Member.  Mr. Rothenberg serves as Managing Director of Goldman, Sachs & Co. and Head of Goldman, Sachs & Co.’s Real Estate Principal Investment Area. .  Mr. Rothenberg joined Goldman Sachs in 1987.

Jonathan Sobel — Member.  Mr. Sobel serves as Managing Director of Goldman, Sachs & Co.  Mr. Sobel joined Goldman Sachs in 1987.

Tracy Wolstencroft — Member.  Mr. Wolstencroft serves as Managing Director of Goldman, Sachs & Co. Mr. Wolstencroft joined Goldman Sachs in 1985.

William J. Young —  Member.  See information provided for Mr. Young  above.

During the past five years, none of the persons or entities described above in this Schedule III (i) has been convicted in a criminal proceeding (excluding traffic violations and misdemeanors), or (ii) except as set forth below, was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state laws, or a finding of a violation of federal or state securities laws.

In November 2002, the Securities and Exchange Commission (“SEC”), the National Association of Securities Dealers (“NASD”) and the New York Stock Exchange, Inc. (“NYSE”) alleged that five broker dealers, including Goldman Sachs, violated Section 17(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 17a-4 thereunder, NYSE Rules 440 and 342 and NASD Rules 3010 and 3110 by allegedly failing to preserve electronic mail communications for three years and/or to preserve electronic mail communications for the first two years in an accessible place, and by allegedly having inadequate supervisory systems and procedures in relation to the retention of electronic mail communications. Without admitting or denying the allegations, the five broker dealers, including Goldman, Sachs & Co. (“Goldman Sachs”), consented to censure by the SEC, NASD and NYSE and to the imposition of a cease-and-desist order by the SEC and Goldman Sachs paid a total fine of $1,650,000 ($550,000 each to the SEC, NASD and NYSE). Goldman Sachs also undertook to review its procedures regarding the preservation of electronic mail communications for compliance with the federal securities laws and regulations and the rules of the NASD and NYSE, and to confirm within a specified period of time that it has established systems and procedures reasonably designed to achieve compliance with those laws, regulations and rules.

On April 28, 2003, without admitting or denying liability, ten investment banking firms including Goldman Sachs, entered into global settlements with the SEC, the NYSE, the NASD and certain states to resolve the investigations relating to equity research analyst conflicts of interest. Goldman Sachs was charged with violating NYSE Rules 342, 401, 472 and 475, and NASD Conduct Rules 2110, 2210 and 3010. Goldman Sachs also agreed to a censure by the NYSE and the NASD and to pay a total of $110,000,000 and to adopt a set of industry-wide reforms of its research and investment banking businesses and to adopt certain restrictions on the allocations of “hot” IPO shares. The terms of the global settlement were entered in an order by a federal court in the Southern District of New York on October 31, 2003 (Civil Action Number 03CV2944).

On September 4, 2003, Goldman Sachs and the SEC settled administrative proceedings relating to certain trading in U.S. Treasury securities by Goldman Sachs on the morning of October 31, 2001. The Staff of the SEC alleged that Goldman Sachs violated (i) Section 15(c)(1) and Rule 15c1-2 of the Exchange Act as a result of certain trading in U.S. Treasury bonds over an eight minute period on October 31, 2001; and (ii) Section 15(f) of the Exchange Act by failing to maintain policies and procedures specifically addressed to the possible misuse of non-public information obtained from outside consultants. Under the Offer of Settlement submitted by Goldman Sachs and accepted by the SEC, without admitting or denying the SEC’s allegations, Goldman Sachs consented to the entry of an Order that, among other things, (i) censured Goldman Sachs; (ii) directed Goldman Sachs to cease and desist from committing or causing any violations of Section 15(c)(1)(A) & (C) and 15(f) and Rule 15c1-2 of the Exchange Act; (iii) ordered Goldman Sachs to pay disgorgement and prejudgment interest in the amount of $1,742,642, and a civil monetary penalty of $5 million; and (iv) directed Goldman Sachs to conduct a review its policies and procedures and to adopt, implement and maintain policies and procedures consistent with the Order and that review. Goldman Sachs also undertook to pay $2,562,740 in disgorgement and interest relating to certain trading in U.S. Treasury bond futures during the same eight minute period.

On July 1, 2004, Goldman Sachs and the SEC settled administrative proceedings relating to communications from Goldman Sachs sales traders on its Asian Shares Sales Desk to certain institutional customers and news media concerning four international public securities offerings during the period between October 1999 and March 2000. The SEC alleged (i) that certain of these communications by Goldman Sachs employees were made after the registration statements pertaining to those offerings were filed, but not yet declared effective by the SEC, in violation of Section 5(b) of the Securities Act and (ii) that certain comments to the news media by Goldman Sachs with respect to one of the offerings constituted an offer to sell securities in violation of Section 5(c) of the Securities Act. The SEC also alleged that Goldman Sachs failed to adequately supervise the Asian Shares Sales Desk traders, as required by Section 15(b)(4)(E) of the Exchange Act. Under the Offer of Settlement submitted by Goldman Sachs and accepted by the SEC, without admitting or denying the SEC’s allegations, Goldman Sachs consented to the entry of an Order that, among other things, directed Goldman Sachs to cease and desist from committing or causing any violations of Sections 5(b) and 5(c) of the Securities Act., and ordered Goldman Sachs to pay a civil monetary penalty of $2 million.

On January 24, 2005, the SEC filed an action in the U.S. District Court for the Southern District of New York alleging that Goldman Sachs violated Rule 101 of Regulation M under the Exchange Act by attempting to induce, or inducing certain investors to make, aftermarket purchases of certain initial public offerings underwritten by Goldman Sachs during 2000. On February 4, 2005, without admitting or denying the allegations of the complaint, a final judgment was entered against Goldman Sachs, with the consent of Goldman Sachs, under which Goldman Sachs was permanently restrained and enjoined from violating Rule 101 of Regulation M and required to pay a $40 million civil penalty, which was paid on March 31, 2005.

In May 2006, the SEC alleged that fourteen investment banking firms, including Goldman Sachs, violated Section 17(a)(2) of the Securities Act of 1933, by engaging in one or more practices relating to auctions of auction rate securities during the period from January 1, 2003 through June 30, 2004 as described in the cease-and-desist order entered by the SEC. Goldman Sachs has agreed to provide certain disclosures about its material auction practices and procedures to auction participants and to certify to the SEC that it has implemented certain procedures relating to the auction process. As part of a multi-firm settlement, Goldman Sachs submitted an Offer of Settlement which was accepted by the SEC on May 31, 2006. Without admitting or denying the allegations, Goldman Sachs consented to a censure and cease-and-desist order and payment of $1,500,000 civil money penalty.

SCHEDULE IV
Information Concerning Carlyle Partners IV, L.P.

     TC Group IV, L.P. is the general partner of Carlyle Partners IV, L.P.; TC Group IV, L.L.C. is the general partner of TC Group IV, L.P.; TC Group, L.L.C. is the managing member of TC Group IV, L.L.C.; and TCG Holdings, L.L.C. is the managing member of TC Group, L.L.C.

     During the last five years, none of TCG Holdings, L.L.C., TC Group, L.L.C., TC Group IV, L.L.C., TC Group IV, L.P. or Carlyle Partners IV, L.P. has been (1) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (2) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Each of the entities listed above were organized in the State of Delaware.  The business address for each of the entities listed above is c/o The Carlyle Group, 1001 Pennsylvania Avenue, NW Washington, DC 20004-2505.

SCHEDULE V
Information Concerning Carlyle/Riverstone Global Energy and Power Fund III, L.P.

     Carlyle/Riverstone Energy Partners III, L.P. is the general partner of Carlyle/Riverstone Global Energy and Power Fund III, L.P.  C/R Energy GP III, LLC is the general partner of Carlyle/Riverstone Energy Partners III, L.P.  Riverstone Investment Services LLC and Carlyle Investment Management, L.L.C. each have a 50% voting interest in C/R Energy GP III, LLC.  TC Group, LLC is the managing member of Carlyle Investment Management, L.L.C.  TCG Holdings, L.L.C. is the managing member of TC Group, LLC.  Riverstone Holdings LLC controls Riverstone Investment Services LLC.

     During the last five years, none of Riverstone Holdings LLC, Riverstone Investment Services LLC, TCG Holdings, L.L.C., TC Group, L.L.C., Carlyle Investment Management, L.L.C., C/R Energy GP III, LLC, Carlyle/Riverstone Energy Partners III, L.P. or Carlyle/Riverstone Global Energy and Power Fund III, L.P. has been (1) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (2) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

     The business address for each of Carlyle/Riverstone Energy Partners III, L.P., Carlyle/Riverstone Global Energy and Power Fund III, L.P., C/R Energy GP III, LLC, Riverstone Investment Services LLC and Riverstone Holdings LLC is  c/o Riverstone Holdings LLC, 712 Fifth Avenue, 51st Floor, New York, NY 10019, Attention: David M. Leuschen and Pierre F. Lapeyre, Jr.

                The business address for each of Carlyle Investment Management, L.L.C., TC Group, LLC, TCG Holdings, L.L.C. is c/o The Carlyle Group, 1001 Pennsylvania Avenue, NW Washington, DC 20004-2505; the state of organization of these entities is the State of Delaware.

SCHEDULE VI
Information Concerning Knight AIG LLC

AIG Knight LLC (“AIG Knight”), a Delaware limited liability company, is a wholly-owned subsidiary of AIG Financial Products Corp. (“AIGFP”), a Delaware corporation.  AIGFP is a wholly-owned subsidiary of American International Group, Inc. (“AIG”), a Delaware corporation.  AIG Knight was formed for the purpose of holding AIG’s investment in Parent.  AIG may determine in the future to distribute ownership interests in AIG Knight or its interest in Parent to AIG subsidiaries and funds or investment vehicles sponsored or managed by AIG or AIG subsidiaries, in addition to AIGFP.  The principal executive offices of AIG are located at 70 Pine Street, New York, New York 10270; AIGFP and AIG Knight are located at 50 Danbury Road, Wilton, Connecticut 06897.

Starr International Company, Inc., a Panamanian corporation (“SICO”), has the sole power to vote and direct the disposition of 307,911,552 shares of common stock, par value $2.50 per share, of AIG (“AIG Shares”) and the shared power to direct the disposition of 2,202,603 AIG Shares held by Universal Foundation, Inc., a Panamanian  corporation (“Universal Foundation”).  Universal Foundation has the sole power to vote such 2,202,603 AIG Shares. C.V. Starr & Co., Inc. a Delaware corporation (“Starr”), has the shared power to vote and direct the disposition of 41,277,246 AIG Shares (18,644,278 of which are held by the C.V. Starr & Co., Inc. Trust (“Starr Trust”), of which Starr is a beneficiary).  Maurice R. Greenberg, a United States citizen, has the sole power to vote and direct the disposition of 2,902,886 AIG Shares, which may be acquired pursuant to stock options previously granted by AIG to Mr. Greenberg as a then officer and director of AIG.  Mr. Greenberg has shared power to vote and direct the disposition of 79,388,082 AIG Shares, 18,120,666 of which are held as a tenant in common with Mr. Greenberg’s wife, 108,663 of which are held in family trusts of which Mr. Greenberg is a trustee, 41,277,246 of which are held by Starr (18,644,278 shares of which are held by the Starr Trust, for which Starr is a beneficiary and Mr. Greenberg is a trustee), 381,507 of which are held by the Maurice R. and Corinne P. Greenberg Family Foundation, Inc., a New York not-for-profit corporation (the “Greenberg Foundation”), of which Mr. Greenberg, his wife and family members are directors and 20,000,000 of which are held by the Maurice R. and Corinne P. Greenberg Joint Tenancy Company, LLC, a Florida limited liability company (the “Greenberg Joint Tenancy Company”), of which the Maurice R. and Corinne P. Greenberg Joint Tenancy Corporation, Inc. (the “Greenberg Joint Tenancy Corporation”) is the sole and managing member.  Mr. Greenberg owns 24.08% of the voting common stock of Starr directly.  The Greenberg Foundation has the shared power to vote and direct the disposition of such 381,507 AIG Shares.  The Greenberg Joint Tenancy Company has the shared power to vote and direct the disposition of such 20,000,000 AIG Shares.  Edward E. Matthews, a United States citizen, has the sole power to vote and direct the disposition of 729,320 AIG Shares, 306,820 of which are held directly by Mr. Matthews and 422,500 of which may be acquired pursuant to stock options previously granted by AIG to Mr. Matthews as a then officer and director of AIG.  Mr. Matthews has shared power to vote and direct the disposition of 18,667,378 AIG Shares, 23,100 of which are held by Mr. Matthews’ wife and 18,644,278 of which are held by the Starr Trust, for which Starr is a beneficiary and Mr. Matthews is a trustee.

The principal executive offices of SICO are located at Fitzwilliam Hall, Fitzwilliam Place, Dublin 2, Ireland and it also maintains an office at Mercury House, 101 Front Street, Hamilton HM12, Bermuda.  The principal executive offices of Starr and the Greenberg Foundation are located at 399 Park Avenue, 17th Floor, New York, New York 10022.  The principal executive offices of Universal Foundation are located at Mercury House, 101 Front Street, Hamilton HM 12, Bermuda.  The principal executive offices of the Greenberg Joint Tenancy Company are located at 35 Ocean Reef Drive, Key Largo, Florida 33037.

All information provided herein with respect to Messrs. Greenberg and Matthews, SICO, Starr, Universal Foundation, the Greenberg Foundation, and the Greenberg Joint Tenancy Company and their respective directors and executive officers is provided based solely on the information set forth in the most recent amendment to Schedule 13D relating to AIG Shares filed on May 26, 2006 on behalf of Messrs. Greenberg and Matthews, SICO, Starr, Universal Foundation, the Greenberg Foundation and the Greenberg Joint Tenancy Company.  This information has not been updated to reflect changes in the ownership by such parties of AIG Shares that are disclosed in filings made by one or more of such parties under Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  In each case, such information may not be accurate or complete and AIG takes no responsibility therefor and makes no representation to its accuracy or completeness as of the date hereof or any subsequent date.

2006 Regulatory Settlements

In February 2006, AIG reached a final settlement with the Securities and Exchange Commission (“SEC”), the United States Department of Justice (“DOJ”), the Office of the New York Attorney General (“NYAG”) and the New York State Department of Insurance (“DOI”).  The settlements resolved outstanding litigation filed by the SEC, NYAG and DOI against AIG and concluded negotiations with these authorities and the DOJ in connection with the accounting, financial reporting and insurance brokerage practices of AIG and its subsidiaries, as well as claims relating to the underpayment of certain workers compensation premium taxes and other assessments.

AIG, without admitting or denying the allegations in the SEC complaint, consented to the issuance of a final judgment on February 9, 2006: (a) permanently restraining and enjoining AIG from violating Section 17(a) of the Securities Act of 1933, as amended (“Securities Act”), and Sections 10(b), 13(a), 13(b)(2) and 13(b)(5) and Rules 10b-5, 12b-20, 13a-1, 13a-13 and 13b2-1 of the Exchange Act; (b) ordering AIG to pay disgorgement in the amount of $700 million; and (c) ordering AIG to pay a civil penalty in the amount of $100 million.  These amounts have been paid into a fund under the supervision of the SEC to be available to resolve claims asserted in various civil proceedings, including shareholder lawsuits.

In February 2006, AIG and the DOJ entered into a letter agreement.  In the letter agreement, the DOJ notified AIG that in its view, AIG, acting through some of its employees, violated federal criminal law in connection with misstatements in periodic financial reports that AIG filed with the SEC between 2000 and 2004 relating to certain transactions.  The settlement with the DOJ consists of, among other things, AIG’s cooperating with the DOJ in the DOJ’s ongoing criminal investigation, accepting responsibility for certain of its actions and those of its employees relating to these transactions and paying $25 million.

Effective February 9, 2006, AIG entered into agreements with the NYAG and the DOI, settling claims under New York’s Martin Act and insurance laws, among other provisions, which were originally brought by the NYAG and the DOI in a civil complaint filed on May 26, 2005.  Under the agreements, $375 million was paid into a fund under the supervision of the NYAG and the DOI to be available principally to pay certain AIG insureds who purchased excess casualty policies through Marsh & McLennan Companies, Inc. or Marsh Inc.  In addition, approximately $343 million will be used to compensate participating state funds in connection with the underpayment of certain workers compensation premium taxes and other assessments.  In addition, AIG paid $100 million as a fine to the State of New York.

As part of these settlements, AIG has agreed to retain for a period of three years an independent consultant who will conduct a review that will include the adequacy of AIG’s internal controls over financial reporting and the remediation plan that AIG has implemented as a result of its own internal review.

PNC Settlement

In November 2004, AIG and AIGFP, a subsidiary of AIG, reached a final settlement with the SEC, the Fraud Section of the DOJ and the United States Attorney for the Southern District of Indiana with respect to issues arising from certain structured transactions entered into with Brightpoint, Inc. and the PNC Financial Services Group, Inc. (“PNC”), the marketing of transactions similar to the PNC transactions and related matters.

As part of the settlement, the SEC filed against AIG a civil complaint, based on the conduct of AIG primarily through AIGFP, alleging violations of certain antifraud provisions of the federal securities laws and for aiding and abetting violations of reporting and record keeping provisions of those laws.  AIG, without admitting or denying the allegations in the SEC complaint, consented to the issuance of a final judgment permanently enjoining it and its employees and related persons from violating certain provisions of the Exchange Act, Exchange Act rules and the Securities Act, ordering disgorgement of fees it received from the PNC transactions and providing for AIG to establish a transaction review committee to review the appropriateness of certain future transactions and to retain an independent consultant to examine certain transactions entered into between 2000 and 2004 and review the policies and procedures of the transaction review committee.

The DOJ filed against AIGFP PAGIC Equity Holding Corp. (“AIGFP PAGIC”), a wholly-owned subsidiary of AIGFP, a criminal complaint alleging that AIGFP PAGIC violated federal securities laws by aiding and abetting securities law violations by PNC, in connection with a transaction entered into in 2001 with PNC that was intended to enable PNC to remove certain assets from its balance sheet.   The settlement with the DOJ consists of separate agreements with AIG and AIGFP and a complaint filed against, and deferred prosecution agreement with, AIGFP PAGIC.  Under the terms of the settlement, AIGFP paid a monetary penalty of $80 million.  On January 17, 2006, the court approved an order dismissing the complaint with prejudice and AIGFP PAGIC has since been dissolved.  The obligations of AIG, AIGFP and AIGFP PAGIC under the DOJ agreements relate principally to cooperating with the DOJ and other federal agencies in connection with their related investigations.

Except as set forth above, during the last five years, none of AIG, AIGFP or AIG Knight, nor, to the knowledge of each of AIG, AIGFP or AIG Knight, any of the executive officers and directors of AIG, AIGFP or AIG Knight, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

The names of the directors and executive officers of AIG, AIGFP, AIG Knight, SICO, Starr, Universal Foundation, the Greenberg Foundation and the Greenberg Joint Tenancy Company, their business addresses and present principal occupations, including the business addresses and principal occupations of Messrs. Greenberg and Matthews, are set forth below.  The business address indicated for Messrs. Greenberg and Matthews and each other director and executive officer is also the address of the principal employer of such person.  All of the persons listed below are citizens of the United States, except for Messrs. Sullivan, Tse and Walsh, who are British Subjects, Mr. Marshall A. Cohen, who is a Canadian citizen, Dr. Jacob A. Frenkel, who is a citizen of the State of Israel and the Republic of Poland, Messrs. Bridgwater, Forster, Pentland and Osborne and Ms. Barclay and Ms. Barnes, who are citizens of the United Kingdom, Messrs. Zalamea and Colayco and Ms. Fernando, who are citizens of the Republic of Philippines, Mr. Gabriele, who is a citizen of the Republic of Italy, and Mr. Micottis, who is a citizen of the Republic of France.

Except as noted below, each director of AIG has occupied an executive position with the company or organization listed below for at least five years.  Mr. Hammerman served as Deputy Commissioner of Legal Matters for the New York City Police Department from 2002 through 2004.  Prior to that, he was employment by Merrill Lynch & Co., Inc. from 1978 to 2002, with his final position being Vice Chairman.  Mr. Holbrooke served as United States Ambassador to the United Nations from 1999 to 2001.  Mr. Offit served as Chief Executive Officer of Offit Associates Inc. from 1983 to 2001.  During that time, Mr. Offit founded Offitbank, which merged into Wachovia Bank in 1999.

Except as noted below, each of the executive officers of AIG has, for more than five years, occupied an executive position with AIG or companies that are now its subsidiaries.  From January 2000 until joining AIG in May 2004, Mr. Frenkel served as Chairman of Merrill Lynch International, Inc.  Between 1991 and 2001, Mr. Frenkel served for two consecutive terms as the Governor of the Bank of Israel.  Prior to joining AIG in September 2002, Mr. Bensinger was Executive Vice President and Chief Financial Officer of Combined Specialty Group, Inc. (a division of Aon Corporation) commencing in March 2002, and served as Executive Vice President of Trenwick Group, Ltd. from October 1999 through December 2001.  Prior to joining AIG in February 2005, Mr. Winans was a Vice President at Lehman Brothers Equity Research covering property-casualty insurers.  Prior to joining Lehman Brothers in June 2003, he held a similar position at Williams Capital, following three years as an equity analyst covering the property-casualty sector at Morgan Stanley and previously at Paine Webber, which he joined in late 1999.  From May 1985 until joining AIG, Mr. Roemer was employed by JPMorgan Chase, most recently as Senior Vice President — Internal Audit.  Prior to joining AIG, Ms. Kelly was Executive Vice President and General Counsel of MCI/WorldCom from 2003 to early 2006.  Prior to that, Ms. Kelly was Senior Vice President and General Counsel of Sears, Roebuck and Co. beginning in 1999.

Each executive officer of AIGFP and AIG Knight has occupied an executive position with AIGFP (or, in the case of Mr. Balfan, AIGFP or another subsidiary of AIG) for at least five years.

Except as noted below, each director of AIGFP has occupied an executive position with AIGFP or the organization listed below for at least five years.  Mr. Foster has worked as a consultant, served as a Board Member of the Financial Accounting Standards Board from 1993 to June 2003 and served on the Board of Managers of PJM Interconnection LLC since July 2003.

None of AIG, AIGFP or AIG Knight has complete information regarding the material employment during the past five years of Messrs. Greenberg and Matthews, and the respective directors and executive officers of SICO, Starr, Universal Foundation, the Greenberg Foundation, and the Greenberg Joint Tenancy Company.

DIRECTORS AND EXECUTIVE OFFICERS OF AMERICAN INTERNATIONAL GROUP, INC.

Pei-yuan Chia	Director	Retired Vice Chairman, Citicorp and Citibank, N.A.	c/o 70 Pine Street, New York, New York 10270

Marshall A. Cohen	Director	Counsel, Cassels, Brock & Blackwell	Cassels, Brock & Blackwell, 40 King Street West, 20th Floor, Toronto, Ontario M5H 3C2

Martin S. Feldstein	Director	Professor of Economics, Harvard University; President and CEO,	National Bureau of Economic Research,

		National Bureau of Economic Research	Inc., 1050 Massachusetts Avenue, Cambridge, Massachusetts 02138

Ellen V. Futter	Director	President, American Museum of Natural History	American Museum of Natural History, Central Park West at 79th Street, New York, New York 10024

Steven L. Hammerman	Director	Retired; Former Deputy Commissioner for Legal Matters for the New York Police Department and Vice Chairman, Merrill Lynch & Co., Inc.	c/o 70 Pine Street, New York, New York 10270

Richard C. Holbrooke	Director	Vice Chairman, Perseus LLC	Perseus LLC, 1235 Avenue of the Americas, New York, New York, 10019

Fred H. Langhammer	Director	Chairman, Global Affairs and Former Chief Executive Officer, The Estee Lauder Companies Inc.	767 Fifth Avenue, New York, New York 10153

George L. Miles	Director	President and Chief Executive Officer, WQED Multimedia	4802 Fifth Avenue, Pittsburgh, Pennsylvania 15213

James F. Orr III	Director	Chairman of the Board of Trustees, The Rockefeller Foundation	420 Fifth Avenue, New York, New York 10018

Morris W. Offit	Director	Co-Chief Executive Officer, Offit Hall Capital Management LLC	65 East 55th Street, New York, New York 10022

Virginia M. Rometty	Director	Senior Vice President — Global Business Services, International Business Machines Corporation	New Orchard Road, Armonk, New York 10504

Martin J. Sullivan	Director and Executive Officer	President and Chief Executive Officer	70 Pine Street, New York, New York 10270

Michael H. Sutton	Director	Consultant; Former Chief Accountant of the United States Securities and Exchange Commission	c/o 70 Pine Street, New York, New York 10270

Edmund S.W. Tse	Director and Executive Officer	Senior Vice Chairman - Life Insurance	American International Assurance Co., Ltd., 1 Stubbs Road, Hong Kong

Robert B. Willumstad	Director	Former President and Chief Operating Officer, Citigroup Inc.	9 West 57th Street, New York, New York 10019

Frank G. Zarb	Director	Chairman, Frank Zarb Associates, LLC; Senior Advisor, Hellman & Friedman LLC	375 Park Avenue, New York, New York 10152

Dr. Jacob A. Frenkel	Executive Officer	Vice Chairman - Global Economic Strategies	70 Pine Street, New York, New York 10270

Frank G. Wisner	Executive Officer	Vice Chairman - External Affairs	70 Pine Street, New York, New York 10270

Steven J. Bensinger	Executive Officer	Executive Vice President & Chief Financial Officer	70 Pine Street, New York, New York 10270

Anastasia D. Kelly	Executive Officer	Executive Vice President, General Counsel and Senior Regulatory and Compliance Officer	70 Pine Street, New York, New York 10270

Rodney O. Martin, Jr.	Executive Officer	Executive Vice President - Life Insurance	2929 Allen Parkway, Houston, Texas 77019

Kristian P. Moor	Executive Officer	Executive Vice President - Domestic General Insurance	70 Pine Street, New York, New York 10270

Win J. Neuger	Executive Officer	Executive Vice President & Chief Investment Officer	70 Pine Street, New York, New York 10270

R. Kendall Nottingham	Executive Officer	Executive Vice President - Life Insurance	70 Pine Street, New York, New York 10270

Robert B. Sandler	Executive Officer	Executive Vice President - Domestic Personal Lines	70 Pine Street, New York, New York 10270

Nicholas C. Walsh	Executive Officer	Executive Vice President - Foreign General Insurance	70 Pine Street, New York, New York 10270

Jay S. Wintrob	Executive Officer	Executive Vice President - Retirement Services	AIG Retirement Services, Inc., 1999 Avenue of the Stars, Los Angeles, California 90067

William N. Dooley	Executive Director	Senior Vice President - Financial Services	70 Pine Street, New York, New York 10270

Axel I. Freudmann	Executive Officer	Senior Vice President - Human Resources	70 Pine Street, New York, New York 10270

David L. Herzog	Executive Officer	Senior Vice President & Comptroller	70 Pine Street, New York, New York 10270

Robert E. Lewis	Executive Officer	Senior Vice President & Chief Risk Officer	70 Pine Street, New York, New York 10270

Michael E. Roemer	Executive Officer	Senior Vice President & Director of Internal Audit	70 Pine Street, New York, New York 10270

Brian T. Schreiber	Executive Officer	Senior Vice President - Strategic Planning	70 Pine Street, New York, New York 10270

Richard W. Scott	Executive Officer	Senior Vice President - Investments	70 Pine Street, New York, New York 10270

Kathleen E. Shannon	Executive Officer	Senior Vice President and Secretary	70 Pine Street, New York, New York 10270

Keith Duckett	Executive Officer	Vice President - Administration	70 Pine Street, New York, New York 10270

Robert A. Gender	Executive Officer	Vice President & Treasurer	70 Pine Street, New York, New York 10270

Charlene M. Hamrah	Executive Officer	Vice President & Director of Investor Relations	70 Pine Street, New York, New York 10270

Eric N. Litzky	Executive Officer	Vice President - Corporate Governance	70 Pine Street, New York, New York 10270

Christopher D. Winans	Executive Officer	Vice President - Media Relations	70 Pine Street, New York, New York 10270

DIRECTORS AND EXECUTIVE OFFICERS OF AIG FINANCIAL PRODUCTS CORP.

M. Bernard Aidinoff	Director	Retired Partner, Sullivan & Cromwell	Sullivan & Cromwell, 125 Broad Street, New York, NY 10004

Steven J. Bensinger	Director	Executive Vice President and Chief Financial Officer, American International Group, Inc.	70 Pine Street, New York, New York 10270

Joseph J. Cassano	Director and Executive Officer	President and Chief Executive Officer	Banque AIG, London Branch, 1 Curzon Street, 5th Floor, London, U.K. W1J5RT

William N. Dooley	Director and Executive Officer	Senior Vice President - Financial Services, American International Group, Inc.; Chairman, AIG Financial Products Corp.	70 Pine Street, New York, New York 10270

Martin S. Feldstein	Director	Professor of Economics, Harvard University; President and CEO, National Bureau of Economic Research	National Bureau of Economic Research, Inc., 1050 Massachusetts Avenue, Cambridge, Massachusetts 02138

John M. Foster	Director	Consultant	c/o AIG Financial Products Corp., 50 Danbury Road, Wilton, Connecticut, 06897-4444

Morris W. Offit	Director	Co-Chief Executive Officer, Offit Hall Capital Management LLC	65 East 55th Street, New York, New York 10022

Martin J. Sullivan	Director	President and Chief Executive Officer, American International Group, Inc.	70 Pine Street, New York, New York 10270

Michael H. Sutton	Director	Consultant; Former Chief Accountant of the United States Securities and Exchange Commission	c/o 70 Pine Street, New York, New York 10270

Douglas L. Poling	Executive Officer	Executive Vice President, Chief Administrative Officer, General Counsel and Secretary	50 Danbury Road, Wilton, Connecticut, 06897-4444

Mark S. Balfan	Executive Officer	Chief Financial Officer and Treasurer	50 Danbury Road, Wilton, Connecticut, 06897-4444

David Ackert	Executive Officer	Executive Vice President — Transaction Development Group	50 Danbury Road, Wilton, CT 06897-4444

James Bridgwater	Executive Officer	Executive Vice President — Quantitative Solutions	Banque AIG, London Branch, 1 Curzon Street, 5th Floor, London, U.K. W1J5RT

Andrew Forster	Executive Officer	Executive Vice President — Asset Trading and Credit Products	Banque AIG, London Branch, 1 Curzon Street, 5th Floor, London, U.K. W1J5RT

Mauro Gabriele	Executive Officer	Executive Vice President — European Marketing	Banque AIG, 44-46 rue de Bassano, Paris, 75008 France

William Kolbert	Executive Officer	Executive Vice President — Systems	50 Danbury Road, Wilton, CT 06897-4444

Pierre Micottis	Executive Officer	Executive Vice President — Market Risk	Banque AIG, 44-46 rue de Bassano, Paris, 75008 France

Nigel Pentland	Executive Officer	Executive Vice President — Asian Marketing	Banque AIG, Tokyo Branch, 14th Flr, Urbannet Otemachi Building, 2-2 Otemachi 2 Chome, Chiyoda-ku, Tokyo 100-0004 Japan

EXECUTIVE OFFICERS OF AIG KNIGHT LLC

Joseph J. Cassano	Executive Officer	President and Chief Executive Officer, AIG Financial Products Corp.	Banque AIG, London Branch, 1 Curzon Street, 5th Floor, London, U.K. W1J5RT

Douglas L. Poling	Executive Officer	Executive Vice President, Chief Administrative Officer, General Counsel and Secretary, AIG Financial Products Corp.	50 Danbury Road, Wilton, Connecticut, 06897-4444

Mark S. Balfan	Executive Officer	Chief Financial Officer and Treasurer, AIG Financial Products Corp.	50 Danbury Road, Wilton, Connecticut, 06897-4444

David Ackert	Executive Officer	Executive Vice President — Transaction Development Group, AIG Financial Products Corp.	50 Danbury Road, Wilton, CT 06897-4444

DIRECTORS AND EXECUTIVE OFFICERS OF STARR INTERNATIONAL COMPANY, INC.

Maurice R. Greenberg	Chairman of the Board and Director

Chairman of the Board and director, Starr International Company, Inc. and C.V. Starr & Co., Inc.; Chief Executive Officer, C.V. Starr & Co., Inc.; trustee of C.V. Starr & Co., Inc. Trust; member, director and Chairman of the Board, The Starr Foundation.

399 Park Avenue, 17th Floor, New York, New York 10022

Edward E. Matthews	Managing Director	Managing Director and director, Starr International Company, Inc.; director and President, C.V. Starr & Co., Inc.; trustee, C.V. Starr & Co., Inc. Trust; member and director, The Starr Foundation.	399 Park Avenue, 17th Floor, New York, New York 10022

Houghton Freeman	Director	President, Freeman Foundation	499 Taber Hill Road, Stowe, VT 05672

Howard I. Smith	Director	Vice Chairman-Finance and Secretary, C.V. Starr & Co., Inc.	399 Park Avenue, 17th Floor, New York, NY 10022

John J. Roberts	Director	Senior Advisor, American International Group, Inc.	Concordia Farms P.O. Box 703, Easton, MD 21601

Ernest Stempel	Director	Senior Advisor and Honorary Director, American International Group, Inc.	70 Pine Street, New York, NY 10270

Cesar Zalamea	Director	President and Chief Executive Officer, Starr International Company (Asia), Limited	Suite 1405-7, Two Exchange Square, 8 Connaught Place, Central, Hong Kong

DIRECTORS AND EXECUTIVE OFFICERS OF C.V. STARR & CO., INC.

Maurice R. Greenberg	Chairman of the Board, director and Chief Executive Officer	(See above)	(See above)

Howard I. Smith	Vice Chairman-Finance and Secretary and Director	(See above)	(See above)

Edward E. Matthews	President and Director	(See above)	(See above)

J. Christopher Flowers	Director	Chairman of the Board of Directors, J.C. Flowers and Co. LLC	717 Fifth Avenue, 26th Floor, New York, NY 10022

Houghton Freeman	Director	(See above)	(See above)

John J. Roberts	Director	(See above)	(See above)

Bertil P-H Lundquist	Director	Executive, Vice President and General Counsel, C.V. Starr & Co., Inc.	399 Park Avenue, 17th Floor, New York, New York 10022

DIRECTORS AND EXECUTIVE OFFICERS OF UNIVERSAL FOUNDATION, INC.

Stuart Osborne	President and Director	President of Universal Foundation	Mercury House 101 Front Street Hamilton HM 12, Bermuda

Eligia G. Fernando	Director	Retired	Mercury House 101 Front Street Hamilton HM 12, Bermuda

Cesar C. Zalamea	Director	(See above)	Mercury House 101 Front Street Hamilton HM 12, Bermuda

Aloysius B. Colayco	Director	Managing Director, Argosy Partners	Argosy Partners 8th Floor, Pacific Star Building Makati City, Philippines

Jennifer Barclay	Secretary	Secretary of Universal Foundation	Mercury House 101 Front Street Hamilton HM 12, Bermuda

Margaret Barnes	Treasurer	Treasurer of Universal Foundation	Fitzwilliam Hall Fitzwilliam Place Dublin 2, Ireland

DIRECTORS AND EXECUTIVE OFFICERS OF THE MAURICE R. AND CORRINE P. GREENBERG FAMILY FOUNDATION, INC.

Maurice R. Greenberg	Chairman and Director	(See above)	(See above)

Corrine P. Greenberg	President and Director	President and Director, Greenberg Foundation	399 Park Avenue, 17th Floor, New York, New York 10022

Jeffrey W. Greenberg	Vice President and Director	Vice President and Director, Greenberg Foundation	399 Park Avenue, 17th Floor, New York, New York 10022

Evan G. Greenberg	Vice President and Director	President and Chief Executive Officer, ACE Limited	399 Park Avenue, 17th Floor, New York, New York 10022

Lawrence S. Greenberg	Vice President and Director	Private Equity Investor	399 Park Avenue, 17th Floor, New York, New York 10022

Shake Nahapetian	Treasurer	Administrative Assistant, CV Starr	399 Park Avenue, 17th Floor, New York, New York 10022

DIRECTOR AND EXECUTIVE OFFICER OF THE MAURICE R. AND CORRINE P. GREENBERG JOINT TENANCY CORPORATION, INC.

Maurice R. Greenberg	Chairman, CEO, President, Treasurer,	(See above)	(See above)
(See above)	Secretary and Director

EXHIBIT INDEX

(a)(1)

Letter to Stockholders of Kinder Morgan, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Kinder Morgan, Inc. with the Securities and Exchange Commission on September 22, 2006

(a)(2)

Notice of Special Meeting of Stockholders of Kinder Morgan, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Kinder Morgan, Inc. with the Securities and Exchange Commission on September 22, 2006

(a)(3)

Proxy Statement of Kinder Morgan, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Kinder Morgan, Inc. with the Securities and Exchange Commission on September 22, 2006

(b)(1)

Debt Commitment Letter, dated as of July 18, 2006, among Acquisition Co., Goldman Sachs Credit Partners L.P., Citigroup Global Markets Inc., Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Wachovia Bank, National Association, Wachovia Investment Holdings, LLC, Wachovia Capital Markets, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch Capital Corporation (incorporated by reference to Exhibit 7.11 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(c)(1)

Fairness Opinion of Morgan Stanley & Co. Incorporated, dated August 27, 2006, incorporated herein by reference to Annex B of the Proxy Statement on Schedule 14A filed by Kinder Morgan, Inc. with the Securities and Exchange Commission on September 22, 2006

(c)(2)

Fairness Opinion of The Blackstone Group L.P., dated August 27, 2006, incorporated herein by reference to Annex C of the Proxy Statement on Schedule 14A filed by Kinder Morgan, Inc. with the Securities and Exchange Commission on September 22, 2006

(c)(3)	Presentation of The Blackstone Group L.P., and Morgan Stanley & Co. Incorporated to the Special Committee of the Board of Directors of Kinder Morgan, Inc., dated August 27, 2006
(c)(4)	Presentation of Goldman, Sachs & Co. to The Blackstone Group L.P. and Morgan Stanley & Co. Incorporated dated August 2, 2006
(c)(5)	Presentation of Richard Kinder and C. Park Shaper to the Special Committee of the Board of Directors of Kinder Morgan, Inc. dated as of July 28, 2006
(d)(1)

Agreement and Plan of Merger, dated August 28, 2006, among Knight Holdco LLC, Knight Acquisition Co. and Kinder Morgan, Inc., incorporated herein by reference to Annex A of the Proxy Statement on Schedule 14A filed by Kinder Morgan, Inc. with the Securities and Exchange Commission on September 22, 2006

(d)(2)

Guarantee dated as of August 28, 2006 of GS Capital Partners V Fund, L.P. (incorporated by reference to Exhibit 7.12 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(3)

Guarantee dated as of August 28, 2006 of GS Global Infrastructure Partners I, L.P. (incorporated by reference to Exhibit 7.13 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(4)

Guarantee dated as of August 28, 2006 of Carlyle Partners IV, L.P. (incorporated by reference to Exhibit 7.14 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(5)

Guarantee dated as of August 28, 2006 of Carlyle/Riverstone Global Energy and Power Fund III, L.P. (incorporated by reference to Exhibit 7.15 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

21

(d)(6)

Guarantee dated as of August 28, 2006 of AIG Financial Products Corp. (incorporated by reference to Exhibit 7.16 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(7)

Equity Commitment Letter dated August 28, 2006 of The Goldman Sachs Group, Inc. (incorporated by reference to Exhibit 7.06 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(8)

Equity Commitment Letter dated August 28, 2006 of GS Global Infrastructure Partners I, L.P. (incorporated by reference to Exhibit 7.05 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(9)

Equity Commitment Letter dated August 28, 2006 of GS Capital Partners V Fund, L.P. (incorporated by reference to Exhibit 7.01 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(10)

Equity Commitment Letter dated August 28, 2006 of GS Capital Partners V Offshore Fund, L.P. (incorporated by reference to Exhibit 7.02 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(11)

Equity Commitment Letter dated August 28, 2006 of GS Capital Partners V Institutional, L.P. (incorporated by reference to Exhibit 7.04 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(12)

Equity Commitment Letter dated August 28, 2006 of GS Capital Partners V GmbH CO. KG (incorporated by reference to Exhibit 7.03 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(13)

Equity Commitment Letter dated August 28, 2006 of Carlyle Partners IV, L.P. (incorporated by reference to Exhibit 7.07 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(14)

Equity Commitment Letter dated August 28, 2006 of Carlyle/Riverstone Global Energy and Power Fund III, L.P. (incorporated by reference to Exhibit 7.08 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(15)

Equity Commitment Letter dated August 28, 2006 of AIG Knight LLC (incorporated by reference to Exhibit 7.09 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(16)

Rollover Commitment Letter dated August 28, 2006 of Richard D. Kinder (incorporated by reference to Exhibit 7.10 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(17)	Rollover Commitment Letter dated September 22, 2006 of Fayez Sarofim
(d)(18)	Rollover Commitment Letter dated September 22, 2006 of Portcullis Partners, LP
(d)(19)	Voting Agreement dated as of August 28, 2006 among Knight Holdco LLC, Knight Acquisition Co. and Richard D. Kinder
(d)(20)

Limited Liability Company Agreement dated as of August 28, 2006 of Knight Holdco LLC, by and among GS Capital Partners V Fund, L.P., GS Capital Partners V Offshore Fund, L.P., GS Capital Partners V GmbH & CO. KG, GS Capital Partners V Institutional, L.P., GS Global Infrastructure Partners I, L.P., The Goldman Sachs Group, Inc., Carlyle Partners IV, L.P., The Carlyle/Riverstone Global Energy and Power Fund III, L.P., AIG Knight LLC and Richard Kinder, dated as of August 28, 2006

22

(f)(1)

Section 17-6712 of the Kansas General Corporation Code, incorporated herein by reference to Annex D of the Proxy Statement on Schedule 14A filed by Kinder Morgan, Inc. with the Securities and Exchange Commission on September 22, 2006

(g)	None

23